Table of contents

Corporate Highlights **3** | Company Profile **4** | Message to Shareholders **9** | Analysis of the Financial Situation **13** | Management's responsability **29** | Auditors's Report **30** | Consolidated Balance Sheets **31** | Consolidated Statements of Earnings and Comprehensive income **32** | Consolidated Statements of Shareholders' Equity **33** | Consolidated Statements of Cash Flows **34** | Notes to Consolidated Financial Statements **35** | Corporate Information **66** | Investor and Shareholder Information **66**

Neptune Highlights

Major Breakthrough in Omega-3 Market!

Neptune Krill Oil (NKO®) **robust therapeutic and risk reduction health claims** (cardiovascular heath, inflammation and women's health) are **approved by Health Canada.** NKO®'s leader position as a **golden standard** in the krill oil market is reinforced.

NKO® Awarded Best Product of 2010

Neptune is proud to announce that Neptune Krill Oil was awarded the prize for best product of 2010 during the 11th Congress of "Nutrition et Santé" in Belgium.

Ranked Top 50 on TSX

Neptune is proud to be ranked **one of TSX Venture 50,** a ranking of **strong performers** based on trading, return on investment, analyst coverage and market capitalization growth.

New Fully Integrated IR Strategy

Neptune enters IR agreements with Howard Group (Canada) and CEOcast (USA) in order to increase trading volume on NASDAQ and TSX-V as well as achieve fair market value representation and increase Neptune's investment community awareness.

ANNUAL REPORT 2011

Highlights 2010-2011

Announcement of Private Placement

Neptune **announces completion of a non-brokered private placement of $2,646,500** through the offering of common shares which will be used to **increase working capital** for Neptune and Acasti Pharma.

Results on Financial Strategy

Neptune announces that its financial strategy, in line with the initial plan established in 2008, results in Warrant exercise for **$4.6M directed at the financing of Acasti and Neptune's activities.**

NKO® tested below strictest detection limit for PCB

Neptune assures its customers that it has been unaffected by the recent polychlorinated biphenyl ("PCB") contamination observed in marine oils and confirms Neptune Krill Oil – NKO® safety and quality.

Maximising & Protecting Shareholder Value

Neptune pronounces the establishment of a Shareholder Rights Plan to ensure that all shareholders receive equal treatment and to maximize shareholder value in the event of an unexpected take-over bid or other hidden acquisition strategy that could lead to a change in control of the Company.

Acasti Highlights

Reinforcement of Acasti's Team

Mr. **Pierre Lemieux** joins the Acasti team as the **Chief Operating Officer.** His pertinent experience and knowledge of medical food and over the counter development will be of **great asset** to the team.

Reinforcement of Scientific Advisory Board strongly supporting Acasti's R&D

Throughout the year, Acasti welcomes **four new renowned members:**

- Dr. Jean Davignon, Scientist and leading authority in the fields of hyperlipidemia and atherosclerosis
- Dr. Jacques Genest, Leading authority in the lipid management and coronary artery disease
- Dr. William S. Harris, Recognized expert on omega-3 fatty acids
- Dr. Ruth McPherson, Leading expert in the field of lipid management.

Penetration of the Pharmaceutical Market

Acasti launches Onemia™, its first medical food regulated by the FDA and clinically proven safe and effective for the management of unmet medical needs associated with chronic cardiometabolic disorders.

BREAKTHROUGH: Superior effect of Drug Candidate CaPre™ over Lovaza

CaPre™, Acasti's drug candidate, **preformed** significantly better than the currently marketed drug Lovaza at managing impaired glucose tolerance. *Lovaza is the only FDA approved prescription fish oil solely indicated for the treatment for severely high levels of triglycerides.*

CaPre™ Demonstrates Positive Impact on a CVD Biomarker

Results demonstrates that CaPre™ offers a more complete protection against severe dyslipidemia and associated systemic inflammatory conditions by reducing C-reactive protein (CRP) a biomarker for Cardio Vascular Disease risk (CVD). Previous results had demonstrated a decrease in LDL (bad cholesterol) and triglycerides and increase in HDL (good cholesterol).

Showcasing CaPre™'s Promising Preclinical Results

Through peer reviewed process, **the American Heart Association has accepted preclinical data on CaPre™** allowing Acasti to present at the Arteriosclerosis, Thrombosis and Vascular Biology council.

Acasti presents its **unique position in the field of Cardiometabolic disorders** and its **action plan for successful collaboration with worldwide pharmaceutical industry leaders** at the Cambridge Healthtech Institute.

Favourable news for TSX listing

Acasti obtains conditional approval from the Exchange for the listing of Class A share, conditional to fulfillment of all Exchange's requirements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 3

Company profile

Company Activities

Neptune Technologies & Bioressources is a recognized leader in innovation, manufacturing and formulation of marine omega-3 phospholipids. The Company researches, develops, produces and commercializes value added natural marine products composed of marine omega-3 phospholipids and antioxidants with clinically proven health benefits. Neptune is the first company to exploit omega-3 phospholipids and antioxidants as health ingredients clinically proven safe and effective for human health.

The Company's products are mainly Neptune krill oils marketed under the trademarks NKO® and EKO™ as well as upcoming new marine oils. The Company also exploits different protein concentrate formulations extracted from the different marine biomass.

The Company targets highly prevalent chronic health conditions, specifically cardiovascular, inflammatory and neurological diseases which health conscious consumers are more and more actively taking measures to prevent.

The Company's pharmaceutical activities are realized by its two subsidiaries Acasti Pharma and NeuroBioPharm.

The Company has recruited a team of experts upon whom it relies to identify and target valuable marine biomass with a high potential for exploitable human health benefits.

The Company has recruited a team of experts upon whom it relies to identify and target valuable marine biomass with a high potential for exploitable human health benefits.

Neptune is applying all efforts to respect the marine ecosystem where krill and all other biomass of interest belong. As the pioneer in the use of krill extracts for human health Neptune has devoted many years to the research of marine biomass benefits always conscious of the importance and ensuring the maintenance of the ecosystem equilibrium.

The Company also relies on its team of employees and partners to develop successful and innovative processes that integrate various technologies of production, processes and applications as part of the intellectual property portfolio protected by the Company's trade secrets and patents. These technologies are used by the Company for the production of proprietary phospholipids linked to omega-3 (EPA and DHA) and potent antioxidants. While the safety and pharmacokinetics of Neptune health ingredients is supported by preclinical toxicity studies, the Company conducts clinical trials to evaluate and demonstrate the benefits of its marine extracts for human health. Neptune is presently researching three marine biomass rich in active ingredients with high market potential in the health industry.

The Company's products are manufactured in its own production plant designed by Neptune which shelters the platform of its proprietary process Neptune Ocean Extract™. This platform integrates a unique combination of extraction technologies exhibiting a superior performance due to their effective synergy.

The Company has obtained the regulatory approvals required for the commercialization of its products. Product distribution is achieved through the sales networks of the strategic alliances concluded by the Company and several national distributors spread across the continents.

ANNUAL REPORT 2011

Company Products

Neptune continues to develop technologies that allow it to enrich its product pipeline and intellectual property portfolio. It takes advantage of the existing and new clinical data for defending its products' health benefits and obtaining regulatory approval for the use of accepted health claims on its products' labels. The Company especially benefits from the health claims approved by Health Canada for the beneficial effects of one of its products, Neptune Krill Oil (NKO®), for cardiovascular and inflammatory conditions as well as for the management of premenstrual syndrome. These products address both the nutraceutical and the pharmaceutical markets.

Nutraceutical Market

Neptune develops and produces in its production plant in Quebec a range of marine health ingredients grouped under the OPA™ trademark composed of different concentrations and ratios of omega-3 energized on phospholipids and potent antioxidants. The Neptune krill oil products NKO® and EKO™ are marketed either by distributors or by different private labels in the dietary supplement and functional ingredient markets.

Neptune Krill Oil (NKO®)

Neptune Krill Oil (NKO®) contains a natural blend of nutrients rich in omega-3 energized by phospholipids and potent antioxidants, mainly astaxanthin, vitamin E (alpha-tocopherol) and Vitamin A (all-trans retinol) and omega-9 fatty acids. NKO® addresses the needs of the consumers who desire to choose the best quality krill oil with clinically proven health benefits, supported by multinational regulatory approvals and health claims authorized by worldwide credited authorities. It offers amongst others the following exceptional health benefits:

Dyslipidemia/ Cholesterol Management

The results of a peer reviewed clinical study show the superior effect of NKO® on cholesterol management by significantly reducing total cholesterol, LDL (bad cholesterol) and triglycerides while increasing HDL (good cholesterol). To date, NKO® is the only product with clinical data demonstrating this lipid management synergy with a simultaneous 34% reduction of LDL and 43% increase of HDL.

Chronic Inflammation and Osteoarthritis

In another clinical study NKO® achieved a significant reduction of chronic inflammation and symptoms of osteoarthritis. In only seven days NKO® achieved a 19% reduction of C – reactive protein (CRP) and decreased joint pain by 29%, stiffness by 20% and functional impairment by 23%.

Premenstrual Syndrome

NKO® was shown to significantly improve both physical and emotional symptoms of premenstrual syndrome (PMS) by reducing bloating, weight gain, abdominal pain, depression, stress and irritability.

Attention Deficit Hyperactivity Disorder

NKO® has been shown to improve the symptoms of adults suffering from attention deficit and hyperactivity disorder. The beneficial effects were proven in an open label clinical study where after just three months of treatment a significant increase of concentration (45.6%), focus (49.8%) and planning skills (47.8%) was observed.

Skin Cancer

The results of animal studies on skin cancer caused by UV radiation indicate that NKO® may prevent up to 50% of the skin damage caused by chronic exposure to UV rays.

Bioavailability Study

The results of this study clearly show that EPA and DHA in NKO® is significantly faster and better absorbed providing a higher bioavailability with a functional low daily dose. NKO® has demonstrated significantly higher improvement of the omega-3 index, during the 112 day erythrocyte lifecycle. Over 112 consecutive days NKO® performed significantly better than other omega-3 tested which are presently very successful in both the nutraceutical and the pharmaceutical markets.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 5

NKO® benefits from the following Health Canada approved health claims:

Health Claim	Daily Dose (500 mg NKO® softgel)	Characteristics
Helps to maintain cardiovascular health	2 softgels	Similar to fish oil, but with a lower daily dose
Helps to reduce serum triglycerides / triacylglycerols (in conjunction with conventional statin therapy)	4 softgels	Similar to fish oil, but with 1/2 the daily dose
Helps to reduce the levels of LDL cholesterol (in conjunction with conventional statin therapy)	2 softgels	Specific to NKO®
Helps to increase the levels of HDL cholesterol (in conjunction with conventional statin therapy)	2 softgels	Specific to NKO®
Helps to relieve symptoms of dysmenorrhea and premenstrual syndrome	4 softgels	Specific to NKO®
Helps to reduce pain associated with osteoarthritis	1 softgel	Specific to NKO®
Helps to reduce blood C reactive protein levels, a clinical marker of inflammation	1 softgel	Specific to NKO®

500 mL
NKO
400
300
200

Comparative analysis between NKO® and other krill oils offered in the market clearly demonstrate the superiority of NKO® both at purity level and in terms of composition and efficiency. As confirmed by the consumers as well as important nutraceutical and pharmaceutical companies, NKO® remains the first choice.

Neptune Krill Oil – (EKO™)

Due to the composition of the EKO™ Neptune krill oil as well its efficiency, superiority and competitive price compared to the other krill oils, the product adequately responds to the growing demand of the consumer recently introduced to krill oil. It represents, after NKO®, the best krill oil choice in the market.

Neptune provides to the nutraceutical market and more particularly in the natural supplement field, the best choices of krill oil under its trademark Neptune Krill Oil; a) the EKO™ for the consumer who has just recognized the superiority of krill oil compared to fish oil, and b) the NKO® by the informed consumer aiming to choose the best krill oil with the most clinically proven health benefits supported by health claims and safety that have been reviewed and authorized by worldwide recognized regulatory authorities.

Other Products

Neptune is also producing protein concentrates extracted, as by-products, from already exploited marine biomasses. The Company is increasing the product value by optimizing the extraction and preparation of the active ingredients contained in these proteins. At this stage of development, Neptune is conducting preclinical studies to demonstrate the benefits for animal health.

Presently, Neptune benefits from significant and positive results of preclinical studies performed with different formulated proteins.

Neptune Nutraceutical is also addressing with the protein concentrates the active ingredient and functional food markets preferably through strategic partnerships. The main objective is to increase the value of active ingredients exploited by Neptune. These partnerships rely on the following priorities; a) the development of specific and/or universal matrices, b) the validation by clinical studies of the health benefits of the functional food containing Neptune's active ingredients, c) the granting of health claim approvals and d) the authorizations of regulatory authorities. Each and all of these are indispensable and mandatory for the marketing of nutraceuticals containing Neptune's active ingredients.

Although not a priority, Neptune also develops internally certain functional products and matrices at various stages of development and validation.

6 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2011

Alliance and Partnership Strategy

Neptune relies on three strategic partnerships for the exploitation of its functional food ingredients. Each of them is advancing through the different stages prior to commercialization, which may last 4-6 years from inception to the market.

The Company aims at concluding strategic alliances and partnerships with more big players in the food industry. It targets, with its active ingredients three main therapeutic applications; a) cardiovascular, b) neurological and c) inflammatory conditions and these within the following four food categories: milk/dairy, cereals/bars, juices/drinks, confectionary.

Intellectual Property/ Regulatory Affairs

Neptune values innovation and development, hence it continues to expand its intellectual property portfolio with new and novel products, processes, clinical data, improvements and other assets which it protects within the most important world markets. In parallel the Company is also working on obtaining the regulatory approvals necessary along with the validation and scientific recognition as well as in the marketing of its products in new geographical territories.

Neptune has obtained and added to its portfolio new patents to protect its products within the framework of several applications while other patent applications are progressing normally through the various stages prior to approval.

WORLDWIDE ISSUE PATENTS: PROCESS, APPLICATIONS & COMPOSITION

Category	Description	Countries	
		Issued	Pending
New Phospholipids/ Flavonoid	Composition of Matter	25	6
Cardiovascular Applications	Method of Use	24	6
Multiple health benefits	Method of Use	–	30
Extraction Process	Process	34	1

Neptune has obtained the following multinational regulatory approvals specific to Neptune Krill Oil and required for the marketing of its products:

Regulatory Authority	Country/ Continent	Designation
FDA	United States	GRAS (Generally Recognized As Safe NDI (New Dietary Ingredient)
NHPD	Canada	NPN (Natural Product Number)
EFSA	Europe	Novel Food and PARNUTS
TGA	Australia	Complementary medicine
IFANCA	Islamic countries	HALAL certification

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 7

Business Development

The Company's preferred commercial strategy relies on the realization of strategic alliances and partnerships with important multinational companies in the nutraceutical markets for Neptune and the pharmaceutical markets for its subsidiaries.

Neptune has gained invaluable experience in negotiating and concluding strategic business deals with many leaders in the industry, amongst which within the dietary supplement and functional food markets. In collaboration with some of the most important food manufacturers worldwide, Neptune is pursues the research and development of functional food including the validation of their benefits and therapeutic effects for human health.

Neptune also develops concentrated active ingredients based on marine omega-3 phospholipids for certain applications in the pharmaceutical market.

In 2008, Neptune formed two subsidiaries, Acasti Pharma and NeuroBioPharm, each of them has a pharmaceutical vocation dedicated to the research, development and scientific validation of active pharmaceutical ingredients and their commercialization within this market. Acasti Pharma is dedicated to the cardiovascular filed while NeuroBioPharm operates within the neurological segment.

Acasti Pharma Inc.

This subsidiary is developing active pharmaceutical ingredients for the cardiovascular market. Initially it relies on generating revenues from the early commercialization opportunities offered for its medical food and over the counter products. The Company is also advancing the development of it prescription drug candidate and is presently aiming to obtain regulatory authorization in order to conduct clinical trials. Its business development strategy is to advance the clinical development of the products in order to better support the commercialization by multinational pharmaceutical partners. The Company has high profile management and a highly qualified team of experts, it also own laboratories facilities. In addition to its commercial activities, that allows short-term revenues. The Company conducts the necessary steps to realize the clinical studies for its prescription drug candidate, CaPre™ and to obtain the necessary regulatory approvals.

NeuroBioPharm Inc.

NeuroBioPharm exploits neurological pharmaceutical applications. Its business plan is comparable to Acasti Pharma. It currently participates, in association with a multinational partner, in a clinical study to show the health benefits of its product used as medical food (MF). This subsidiary has, in the course of the last financial year, not only developed new products and validated their safety, but also pursued the demonstration in their effectiveness. Its various neurological applications target the pharmaceutical over-the-counter, medical food (MF) and prescription drug (Rx) markets.

On February 28, 2011, NeuroBioPharm also proceeded to the reorganization of its capital stock structure as well as an evaluation of the company's value. On April 12 2011, NeuroBioPharm proceeded with a consolidation on a 2 to 1 basis (reverse split) followed by a tax rollover of its class A shares.

In May 2011, Neptune should submit a prospectus qualifying the shares of NeuroBioPharm in order to declare a stock dividend to Neptune's shareholders.

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ANNUAL REPORT 2011

Message to shareholders

During the last fiscal year ended on February 28, 2011 and since the beginning of this fiscal year, several components of the Company's Action Plan were established as a result of the overall Neptune strategy and its subsidiaries. The prime objective of the management team is to contribute to the gradual and optimal value of the Company in order to create wealth and to meet its shareholder's needs. The management intends to meet this objective in minimizing risks while acting socially responsible, and being concerned about the environment.

Actions completed during this period led the Company to:

- enrich the foundation and achievements on which the Company based its development, exploitation and valorization;
- consolidate and to improve the Company's position and its products within increasingly competitive markets;
- improve the organizational and operational structure of the Company;
- increase the strategic assets, whether human and financial resources, the technology and production platform, the worldwide representation and expand the intellectual property;
- reduce some operational, business and management risks, associated to an excessive concentration, by supplying new products, signing in additional new important customers, penetrating new geographic markets and the distributing activities and segmenting the markets through its subsidiaries.

The Fiscal Monitor

During the fiscal year 2010-2011, despite the devaluation of the US currency, which is the currency used for the majority of its commercial activities, and despite an increased presence of the competition, the Company's revenues rose by more than 31.8% to $16.7M Cdn. The nutraceutical sales which represent most of the Company's revenues generated a net income off more than $2.1M and EBITDA (earnings before interest, taxes, depreciation and amortization) of $2.9M.

The Company achieved a consolidated net income of $0.5M, compared to a consolidated net loss of $1.5M in the last fiscal year.

During the last fiscal year, following various financing and options exercise 4,256,129 new shares from treasury were issued for a total proceed of $4,649,000. On February 28, 2011, the number of shares issued and outstanding amounted to 42,490,874.

At the date hereof, the Company's number of shares outstanding are at 48,276 million following the closing on April 25, 2011 of a new financing, amounting to $12,400,000 Cdn.

On February 28, 2011, the consolidated balance sheet of Neptune had a working capital of close to $10M. On May 2, 2011, it amounts to more than $20M resulting from the recent financing and the current operation. These amounts are sufficient for further expected developments during the current fiscal year as well as carrying out the current business plan of the Company and its subsidiaries.

Acasti Pharma, a subsidiary of Neptune, has also benefited from new financing during the last fiscal year. With warrants exercise and partial conversion of the debenture into shares, this subsidiary collected more than $4.3M for its marketing and R & D activities. Nearly $3.1M from these funds came from the parent company Neptune.

On March 31, 2011, Acasti Phama proceeded with the listing of its common shares on the TSX Venture Exchange under the symbol APO. The Company has more than 64 million outstanding common shares from which Neptune and its executives hold more than 40 million. Acasti Pharma is presently preparing a rights offering for all its shareholders including Neptune. Neptune's shareholders should also benefit from this offering through their holding in Neptune. This offer will allow the rights holder to buy a share in Acasti Pharma, which financing could potentially reach more than $5,7M for a maximum dilution of 15%.

The market capitalization of the Company Netune was at $79,145,920 on February 28 which represented $2.07/share, it has now risen to $102,403,004 on February 28, 2011, which represents $2.41/share. The increase in the Company's value represents a growth of 29.38% since last year.

Through its last fiscal year, Neptune obtained the approval from Health Canada allowing the commercialization of Neptune Krill Oil in Canada, which claims are described in the Company Profile.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 9

Organization

The Company now operates the five following hierarchical levels: employees, managers, the vice-presidents, the CSO, COO, CFO as well as the president and Chief Executive Officer (CEO). Although most of the positions have been filled, Neptune is currently discussing with potential candidates for some remaining vacant position. To face the numerous objectives and challenges in its business plan, starting with Acasti Pharma's listing on the TSX-V; with the new production plant project, new developed products, products in development, in validation, in marketing as well as in the geographical expansion on markets, the Company relies on a larger team. During the last year, Neptune revised its organizational structure to adapt it to its needs. Yet, the Company has more than 80 employees of whom more than twenty are Ph. D., M.D. M. Sc, MBA, ENG, C.A. and CFA.

Production

During the last fiscal year, Neptune constantly improved its platform of production joining various processes and high technologies. The team's innovative capacity supported by targeted external resources, allowed the Company to pursue the improvement in productivity. This more efficient productivity is not only due to a higher level of the production, quality, reliability, reduce costs, further to its increase capacity during the previous year, but also to the conception and creation of technological, validated and successful innovations. These last ones will have a leverage effect and will serve more as a stepping stone to increase the production capacity on which the Company works; it is planned to be completed during this year.

During the next two years, the Company gradually plans to triple its production capacity without slowing down or affecting its current level. Although the Company has various options of localization for this project, it focused on the increase of its existing factory capacity since it will be accomplished in a very short term.

Neptune benefits from the funding needed to increase its current factory capacity, which in this context it remains the best decision on both timing and implementation, considering the continuously greater demands.

In light of an increasing worldwide demand of its products from both consumers and distributors, the management is pursuing other steps and negotiations to conclude an agreement on the construction of a factory abroad in association with governmental authorities and from multinational industrial partners. The management aims at finalizing the negotiations and presenting its recommendations to the Board during the fiscal year, as the agreements are required in order to begin in the short term the realization of this expansion project, which will allow the Company to develop and to ensure better market requirements.

Clinical studies, products and allegations

Neptune has always maintained a competitive position. It continues to do so by supporting the development of its strategic assets, which also consist of innovation and intellectual property. So far, it has the clinical results "see section Company Profile in the annual report" it needs that show the unrivalled efficiency of its products and particularly of its lead product, NKO® belonging to the Neptune Krill Oil family which is clinically proven powerful to improve cardiovascular, neurological and inflammatory diseases including arthritis and premenstrual syndrome.

These clinical results have important implications since many regulatory organisms such as Health Canada, US-FDA and EFSA in Europe, influence not only the maximum daily intake allowed in nutritional supplements and functional foods but also the clinical evidence required in order for health claims to be used for the promotion of the benefits and health specific advantages of nutraceutical to targeted consumers. Hence, Neptune continues to develop its clinical knowledge. Recent clinical research revealed that Neptune's omega-3 phospholipids generated a higher absorption level (bioavailability) compared to all other omega-3 preparations already on the nutraceutical and pharmaceutical markets. These clinical results further confirm the superiority of Neptune's omega-3 phospholipids.

Neptune pursues other targeted clinical studies to show new medical benefits of its products for various medical applications. The Company always gives priority to obtaining regulatory approvals which allows the use of claims that are specific to the Company and are linked to health benefits generated by its products in order to market them more efficiently on the main market.

Through its last fiscal year, Neptune obtained the approval from Health Canada allowing the commercialization of Neptune Krill Oil in Canada, which claims are described in the Company Profile.

The Company is currently validating other active ingredients extracted from other different marine biomasses other than krill such as new rich marine biomasses rich in phospholipids, omega-3 and/or antioxidants. The current validation should demon strate, for the new products that have meet the

10 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2011

stages of extraction and development, potential health benefits from active ingredients for health condition in North American, European and Asian population.

Market and Marketing

The market for active ingredients stemming from marine biomasses grows systematically and very quickly. As for example, the market of omega 3 in the US only, $1.7 billion of the retail sales in 2010, will amount to more than $3.5 billion in 2015 according to Frost and Sullivan. Krill oil is made of marine phospholipids, omega 3 and antioxidants, in competition within the omega 3 market, although it is growing faster. Krill oil is in the first rank of its category leading in several aspects amongst which for its superior efficiency. Although it is more expensive, krill oil demand is continuously increasing as the consumer becomes better informed. The consumer is becoming more selective and more demanding and will non privileged the best omega 3 product for his health by choosing krill oil and among all krill oil, Neptune Krill Oil "EKO™" and "NKO®".

The Company benefits, as to date, from the regulatory approvals presented in the section "Profile of the Company» within the annual report. This allows the Company to market the products within the following countries and continents: Canada, United States, Australia, European and some Asian countries.

During the last fiscal year, Neptune increased its efforts to penetrate within already exploited markets in North America Europe, Asia and Oceania as well as to geographically expand within new markets on a worldwide scale, as in South America, in Mexico, in Africa and in India.

The Company capitalizes on a successful entrance within different commercial networks on the market in the United States, in Europe and Oceania. These breakthroughs have been realized under several different brands. Neptune products NKO® and EKO™ are offered on these markets by the biggest retailers via important distributors who make the promotion and the sale under their respective trademark. For those who choose to sell Neptune Krill Oil, NKO® must sign a distribution agreement and the NKO® logo and trademark must necessarily appear on each product label. This requirement of Neptune does not however apply for the distributors who choose Neptune krill oil, EKO™. Furthermore, no distribution contract is required with the distributor who wishes to distribute EKO™.

At the end of the previous fiscal year, Neptune also introduced to the United States, in association with Bayer Healthcare LLC, its product NKO® under the brand «Arctic Wonder». The initial launch in the direct sales network was intended to be more an exploratory market test. The recent launch of Arctic Wonder, further to the positive results obtained during the last year, illustrates the commitment of Bayer in the marketing of Neptune Krill Oil – NKO® under the trademark «Arctic Wonder».

At the end of the year 2010, Neptune accentuated the penetration of the market in South America and Asia including India, following the commitment of representatives in these continents. Neptune multiplied its efforts to finalize, through its representatives, strategic partnerships for a better penetration on these new geographical markets. Various agreements are under negotiation and Neptune is actually supporting many demands for regulatory approvals in some of these countries in these new continents. Finally, the Company plans a steady growth of its income by a strong expansion of its activities on the Asian market.

Intellectual Property

The Company will systematically pursue its efforts to expand its intellectual property and will take the necessary measures to protect and defend its rights. In line with this, additional legal actions are imperative considering the emergence of other companies in the same market that do not respect and openly infringe Neptune's rights and patented intellectual property. Neptune took actions against certain companies she accuses of infringement and on which she has compelling evidence. Neptune intends to maintain a policy of intolerance against companies that do not respect its rights and/or patents, and will take new actions in order to maintain the respect.

Environment

The Company will continue to invest more in environmental protection and preservation of a healthy planet. For this purpose, she is dedicated to be fully involved in maintaining the planet's ecological balance and the sustainability of resources and biomasses to be exploited while having a follow-up of the traceability from the biomass exploited up to the finished product. The Company is also raising employees and partners' awareness to the importance to this crucial concern for the survival of the exploited species.

Neptune dedicates financial and human resources in order to collaborate with various organizations specialized in marine biomasses.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 11

Neptune dedicates financial and human resources in order to collaborate with various organizations specialized in marine biomasses. Therefore, the Company shares with specialists in this field scientific evidence that she considers in its active research. Regarding the exploitation of krill, the main marine biomass currently exploited by Neptune, the Company hardly uses a thousandth of 1%, and all this for the benefit of human health.

Subsidiaries

In 2008, Neptune opted to develop the pharmaceutical market through subsidiaries: Acasti Pharma and NeuroBiopharm. During the last fiscal year, these subsidiaries pursued the implementation of their strategic plan.

Acasti Pharma Inc.

Recently listed on the TSX Venture under the symbol APO, Acasti Pharma is actually negotiating strategic partnerships for the exploitation of its platform Vectos™ over-the-counter markets. The Company introduced the marketing of a new product, Onemia™, as a medical food. Furthermore, Acasti Pharma is carrying out, with her product, Capre™ – the prescription candidate – a Phase II clinical study which she's expecting to receive a non-objection to the Clinical Trial Application (CTA) from Health Canada soon.

Acasti already has study results showing the superiority of its products Capre™ and Onemia™, against certain products which are being validated by companies in the cardiovascular field and also against omega-3 products recognized for the improvement of the cardiovascular health and currently available under prescription on the market.

NeuroBioPharm Inc.

NeuroBioPharm exploits pharmaceutical neurological applications. Its business plan is comparable to Acasti Phama. It currently participates, in association with a multinational partner, in a clinical study to show the health benefits of its product used as medical food (MF). This subsidiary has, in the course of the financial year, not only developed new products and validated their safety, but also pursued the demonstration of their effectiveness. Its various neurological applications concerned products in the over-the-counter segment, medical food (MF) and drug prescription (Rx) on the pharmaceutical market.

On February 28, 2011, NeuroBioPharm also proceeded to the reorganization of the share capital and the evaluation of the Company's value. On April 12 2011, NeuroBioPharm proceeded to a 2 on 1 consolidation in order to have a rolling capital on its Class A shares.

In May 2011, Neptune should deposit a prospectus qualifying NeuroBioPharm shares to declare a dividend per share.

Nutrigenomics

Since its creation, Neptune contributes directly and/or indirectly to the development of the nutrigenomic field. Neptune will contribute to the progress of nutrigenomic field, which evolved drastically in the last decade. Indeed, we understand more and more how nutrition affects health at the molecular level through its influence on genetic expression and/or structure.

In conclusion, we would like to thank most sincerely our colleagues in Neptune and those in our subsidiaries Acasti Pharma and NeuroBioPharm for their support as well as the members of the scientific council for their invaluable advice and direction.

Furthermore, we are taking this opportunity to thank our customers for their loyalty, our employees and the management team for their dedication and strong performance in 2010. Also, we would like to thank the Board of directors for their advice.

At last, we are thanking you, dear Shareholders, for your long-standing confidence.

/s/ André Godin
André Godin
Chief Financial Officer

/s/ Henri Harland
Henri Harland
President and Chief Executive Officer

/s/ Ronald Denis
Dr Ronald Denis
Chairman of the Board

12 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

MANAGEMENT ANALYSIS OF THE FINANCIAL
SITUATION AND OPERATING RESULTS

MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended February 28, 2011

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings and comprehensive income, shareholders’ equity, financial position and cash flows of Neptune for the year ended February 28, 2011, compared to the corresponding period ended February 28, 2010.

This analysis, completed on May 17, 2011, must be read in conjunction with the Company’s audited, consolidated financial statements as at and for the year ended February 28, 2011 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (”GAAP”).

For additional discussion regarding risks and uncertainties, also refer to the Annual Information Form for the year ended February 28, 2011, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW

The Company has three reportable operating segments structured in three distinct legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Following the rising demand, the Company managed to increase its original plant expansion from a maximum of 100,000 kilograms per year to a maximum of 130,000 kilograms per year, simply by optimizing the use of actual manufacturing equipments. Neptune’s additional industrial plant project discussions are on schedule, with the target for the realization of a new industrial plant to take place during the course of fiscal 2012.

During the first quarter, the Company was named as one of the TSX Venture 50, a ranking of strong performers listed on TSX Venture Exchange. Again in the first quarter, following a PCB contamination worldwide, the Company reassured its customers that it had been unaffected by the PCB contamination observed in marine oils and confirmed NKO®’s safety and quality. In addition to this comfort, Neptune was recognized by industry peers as the gold standard for krill oils.

During the first quarter, 1,068,000 Debenture warrants and 1,086,400 Debenture Call options of Neptune were exercised for total proceeds of $1,607.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, ECO Krill Oil - EKOTM to its clientele at Health Ingredient Europe 2010 in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower specifications and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than these products. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 13

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing and should conclude before the end of our 2012 fiscal year at the latest. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

During the second quarter, Neptune appointed two investor relation firms, The Howard Group and CEOcast, in order to increase Neptune’s visibility toward the investment community in Canada and the United States respectively. This increased awareness of Neptune combined with various determining factors has already translated into higher trading volume on NASDAQ and TSX-V.

During the third quarter, the Company realised a non-brokered private placement of $2,647 through the offering of common shares at a price of $1.85. Two important institutional investors participated in the financing. Also, toward the end of the third quarter, 2,418,381 Conversion Call Options, issued to debenture holders who had previously decided to convert their debenture into Acasti shares in accordance with the debenture terms and conditions, were exercised at $0.50, resulting in the transfer of 2,418,381 Class A shares of Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Conversion Call Options in the amount of $1,209, as well as their ascribed value of $42, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

Also during the third quarter, after two years of rigorous review of NKO® safety and clinical research data, the Canadian Minister of Health has approved therapeutic and risk reduction claims exclusively for NKO®. In June 2009 Health Canada approved health claims for omega-3, among the strongest of which was the claim that products providing 1g - 3g EPA + DHA, per day (amounting to 3-10g of fish oil per day, or 6-20 softgels) help to reduce serum triglycerides, compared to 4 NKO® softgels recently approved for the same indication. Contrary to fish oil, Health Canada approved a stronger claim for NKO® for cholesterol with a decrease of LDL (bad cholesterol) and increase of HDL (good cholesterol) using only two softgels per day as well as an anti-inflammatory claim using only one softgel per day and a specific claim for premenstrual syndrome (PMS).

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Since last year, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus taken action against some of those companies in order to protect its intellectual property.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During 2011 fiscal year, the Company has completed the development and launched its first medical food, “Onemia™”, on October 21, 2010 at the Cardiometabolic Health Congress in Boston as an initial introduction to health care practitioners. Onemia™ is an omega-3 phospholipid targeting omega-3 phospholipid deficiency related to cardiometabolic disorders, a multibillion dollar market. As a medical food, Onemia™ is regulated by the FDA and can only be administered under medical supervision. Onemia™ has been very well received by the medical community in the United States; the first distribution agreement was signed in March 2011 and the first purchase order received in March 2011.

The Company’s OTC product, Vectos™, is developed as a platform technology for fixed dose combinations with existing OTC products. The Vectos™ platform has been designed to improve drug activity and safety profile; ideal for co-development ventures and partnerships with a fast to market opportunity. The Company has advanced its negotiations to commercialize Vectos™ with potential partners.

The Company completed the non-clinical program required for the Clinical Trial Application (CTA) submission demonstrating that CaPre™, the Company’s prescription drug candidate, is safe and effective for the management of mixed dyslipidemia and cardiometabolic disorders by significantly increasing HDL, reducing triglycerides and LDL, and managing glucose intolerance.

The cardiometabolic effects of CaPre™ were also compared with prescription drug Lovaza®. The results of these comparative studies demonstrated a clear superiority of CaPre™ on a gram to gram omega-3 basis. According to IMS Health, global sales of Lovaza® topped $1 billion in 2009, with $758 million of those sales originating in the U.S. Moreover, in 2007, GlaxoSmithKline PLC (LSE/NYSE: GSK) acquired the USA rights to Lovaza® by its acquisition of Reliant Pharmaceuticals Inc. for $1.65 billion.

Moving forward towards the clinical stage with CaPre™, the Company submitted to Health Canada a CTA for a Phase II clinical trial in October 2010, following a very positive pre-CTA meeting. The Chemistry Manufacturing and Control (CMC) section of the CTA has been completed and approved. The Company is looking forward to the acceptance of the CTA and the initiation of the clinical study within the near future.

14 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

Acasti expanded its Scientific Advisory Board (SAB) with four new members: Dr. Jean Davignon, Dr. Jacques Genest, Pr. Ruth McPherson and Pr. William Harris. The Company has worked closely with its SAB members and other scientific and clinical advisors to finalize the design of the upcoming clinical trial by correlating preclinical data with efficacy in patients through an efficient clinical study design. The SAB has indicated their strong support of Acasti’s research and development efforts towards the next stage of development.

Increasing public and industry awareness, the Company was a sponsor and presenter at the 7th Annual Alliance Management congress and the 2nd Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series held April 13-14, 2010 in Philadelphia, PA. Acasti presented its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders. The Company was well received and multiple important leads were generated.

In accordance with the strategic plan initially established in 2008 for the development of Acasti, a total of 11,703,911 Acasti warrants have been exercised, during years ended February 28, 2011 and 2010, for total proceeds of $4,382, detailed as follows: 3,285,530 Series 2 Acasti warrants exercised at $0.40; 5,418,381 Series 3 Acasti warrants exercised at $0.40 and 3,000,000 Series 5 Acasti warrants exercised at $0.30. From the preceding transactions Neptune exercised 2,418,381 Series 3 Acasti warrants in order to deliver shares following the exercise of options it had issued on Acasti shares and exercised 3,000,000 Series 3 Acasti warrants and 2,970,000 Series 5 Acasti warrants. Following those transactions and the conversion of Class B and C shares in Class A shares, described in the subsequent events section of this document, Neptune has a 60% participation in Acasti.

In March 2011, Acasti completed its listing application on the TSX-Venture Exchange. As a result, Acasti had its share listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

The status of The Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During 2011 fiscal year, The Company made significant progress in its scientific research and development programs. NeuroBioPharm announced the results of preclinical research performed by NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. Three different preparations were tested on a rat model for the purpose of understanding their dose and time dependent effects on the electrical brain activity recorder on an electropharmacogram over four brain areas. According to analysis, the NeuroBioPharm APIs were projected in close neighbourhood to stimulatory and cognition enhancing drugs like Ginkgo extract and metanicotine, a potential treatment for senile dementia, and methylphenidate (MPD) or Ritalin, a drug used for treatment of attention deficit hyperactivity disorder (ADHD) in children. Furthermore, the Company has completed initial non-GLP preclinical toxicity and pharmacokinetic studies and has initiated a preclinical efficacy evaluation of the two new preparations.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease has now completed the treatment phase. The trial was conducted in multiple sites in different provinces in Canada. The purpose of this study is to evaluate the efficacy of NKO™ softgels in reducing decline of global cognitive function as measured by the Neuropsychological Test Battery (NTB), in patients diagnosed with early stage Alzheimer's disease when compared to fish oil and a placebo after 24 weeks of treatment. The primary outcome measure is the change in Neurological Test Battery (NTB) between baseline and 24 weeks of treatment. Secondary outcome measures include the change in Disability Assessment in Dementia (DAD) at 24 weeks of treatment, the change in GDS NTB, DAD, and MMSE at 12 weeks. Safety and tolerability was assessed by the incidence of treatment emergent adverse events.

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to the latter, upon receipt of the final clinical report for the Alzheimer study, NeuroBioharm intends to negotiate the terms of a License Agreement with the multinational company transferred to NeuroBioPharm by Neptune. The terms to be negotiated will include the agreed commercialization deal defining milestone payments and minimum annual royalty conditions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 15

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month period
	Ended February 28,		Year Ended February 28,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)
	$	$	$	$
Revenue from sales and research contracts	4,120	4,657	16,685	12,664
EBITDA[1]	(1,272)	288	271	(1,190)
Net income (loss) and comprehensive income (loss)	(2,036)	(39)	516	(1,535)
Basic earnings (loss) per share	(0.048)	(0.001)	0.01	(0.04)
Diluted earnings (loss) per share	(0.048)	(0.001)	0.01	(0.04)
Total assets	23,741	17,566	23,741	17,566
Working capital[2]	9,562	4,497	9,562	4,497
Total long term financial liabilities, including current portion	4,785	6,275	4,785	6,275
Shareholder equity	14,204	7,996	14,204	7,996
Book value per common share[3]	0.334	0.209	0.334	0.209

1

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

2

Working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

3

Book value per common share is presented for information purposes only and is obtained by dividing the book value of shareholders’ equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial measure is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company’s financial condition and operating results.

Neptune obtains its EBITDA measure by adding to net income (net loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year, on a consolidated basis. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

16 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

Reconciliation of non-GAAP financial information
(In thousands of dollars, except per share data)
	Three-month period
	ended February 28,		Year Ended February 28,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)
	$	$	$	$
Net income (loss)	(2,036)	(39)	516	(1,535)
Add (deduct):
Amortization	229	242	923	768
Financial expenses	107	111	443	678
Stock-based compensation	260	103	720	485
Foreign exchange (gain) loss	168	(49)	196	636
Loss from sale of property, plant and equipment	-	-	99	-
Impairment of property, plant and equipment	-	-	139	-
Gain on dilution	-	(80)	(2,765)	(2,222)
EBITDA	(1,272)	288	271	(1,190)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales and research contracts	16,685	4,162	4,114	4,289	4,120
EBITDA[2]	271	676	732	135	(1,272)
Net income (loss)	516	477	274	1,801	(2,036)
Basic earnings (loss) per share	0.01	0.01	0.01	0.044	(0.048)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.043	(0.048)

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Revenue from sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic and diluted earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)

1	Impact of plant shut down during second quarter of fiscal 2010.

2

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 17

SEGMENT DISCLOSURES

The Company has three reportable operating segments structured in three distinct legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the fiscal year ended February 28, 2011, all revenues are generated by the nutraceutical segment with the exception of a small amount of revenue from a research contract in NeuroBioPharm. The continuity of all operations of the consolidated group is presently supported by Neptune’s revenues and recent financings in both Neptune and Acasti. Acasti operations are at the pre-commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial preparation for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are limited to product development in the OTC, prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate gross margins that vary between 40% and 50% depending on the country and the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti’s product OnemiaTM is at the pre-commercialization stage. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue with the OTC and prescription medical food products. It is currently not possible to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment during the fiscal year ended February 28, 2011, Acasti’s operating activities generated a decrease in cash of $1,862 mostly related to its operating loss as well as to the changes in operating assets and liabilities. Acasti’s investing activities generated a decrease in cash of $2,529 related mostly to the purchase of short-term investments. Acasti’s financing activities generated an increase in cash of $4,300 related to the issuance of shares pursuant the exercise of warrants of which $3,067 was provided by the Company on exercise of warrants it owned and therefore eliminated upon consolidation. Overall, as a result, Acasti decreased its cash by $91 since February 28, 2010, while it had increased its cash by $84 from February 28, 2009 to February 28, 2010. Total liquidities of Acasti as at February 28, 2011, comprised of cash and short-term investments, amounted to $2,830.

Selected financial information by segment is as follows as at February 28, 2011 (12 months):

THE FOLLOWING TABLE SHOW SELECTED FINANCIAL INFORMATION BY SEGMENTS

Fiscal Year Ended February 28, 2011
				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total
(Expressed in thousands)	$	$	$	$	$

Revenue from sales and research contracts	16,734	28	103	(180)	16,685

EBITDA	2,934	(2,255)	(408)	-	271

Net income (loss)	2,082	(2,373)	(435)	1,242	516

Total assets	20,217	3,316	208	-	23,741

Working capital	6,745	2,768	49	-	9,562

EBITDA calculation
Net income (loss)	2,082	(2,373)	(435)	1,242	516
add (deduct)
Amortization	910	13	-	-	923
Financial expenses	442	1	-	-	443
Stock-based compensation	587	106	27	-	720
Foreign exchange loss (gain)	198	(2)	-	-	196
Loss from sale of property, plant and equipment	99	-	-	-	99
Impairment of property, plant and equipment	139	-	-	-	139
Gain on dilution	(1,523)	-	-	(1,242)	(2,765)

EBITDA	2,934	(2,255)	(408)	-	271

18 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE ANNUAL AND FOURTH QUARTER OF THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

Revenue

Revenue for the fourth quarter continued to be above the $4,000 quarterly objective and amounted to $4,120 for the three-month period ended February 28, 2011, representing a decrease of 11.5% compared to the record setting quarter of $4,657 for the three-month period ended February 28, 2010. Revenues amounted to $16,685 for the fiscal year ended February 28, 2011, representing a 5-year high increase of 31.7% compared to $12,664 for fiscal year ended February 28, 2010. This 5-year high increase in the Company’s revenue is even more remarkable considering the devaluation in the US dollar vs CDN dollar in the recent months since more than 60% of all revenues are recorded in US dollar. This increase in revenue is also attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKOTM.

Virtually all of the Company’s sales are derived from the nutraceutical segment.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA decreased substantially for the three-month period ended February 28, 2011 to $(1,272) compared to $288 for the three-month period ended February 28, 2010. EBITDA increased by $1,461 for the fiscal year ended February 28, 2011 to $271 compared to $(1,190) for the fiscal year ended February 28, 2010. For the year ended February 28, 2011, the Company recorded a positive consolidated EBITDA for the first time since the initiation of the subsidiaries R&D programs, primarily due to EBITDA in the nutraceutical segment, which was $2,934 compared to $688 for the fiscal year ended February 28, 2010. The lower EBITDA for the three-month period ended February 28, 2011 when compared to the corresponding period of the previous year is attributable to higher legal fees and investor relation expenses, as well as increased R&D expenses incurred by Acasti and NeuroBioPharm. The main reason for the fiscal year ended February 28, 2011 increased EBITDA over the corresponding period of last year are increased revenues and overall improved production performance.

Net Income (Loss)

The Company realized a consolidated net loss for the three-month period ended February 28, 2011 of $(1,272) or $(0.045) per share compared to a net loss of $(39) or $(0.001) per share for the three-month period ended February 28, 2010 on an annual basis. As a result of substantial gain on dilution, the Company realized for the first time a consolidated net income for the fiscal year ended February 28, 2011 since the initiation of the subsidiaries’ R&D programs. Consolidated net income amounted to $516 or $0.01 per share compared to a net loss of $(1,535) or $(0.04) per share for the fiscal year ended February 28, 2010. During the fiscal year ended February 28, 2011 the Company realized a gain on dilution of $2,765. The gain on dilution realized during the fiscal year ended February 28, 2011 was offset by the loss from sale of property, plant and equipment and the impairment of property, plant and equipment. During the fiscal year ended February 28, 2011 the Company incurred increased expenses in operating, amortization and stock-based compensation when compared with the corresponding period of 2010. The cumulative effect of the elements described above and in the EBITDA section explains the difference in net income between the year ended February 28, 2011 and 2010. The increase in net income for the fiscal year ended February 28, 2011 over the corresponding period of 2010 is principally attributable to the considerable increase in sales level along with less significant increases in the cost of sales and operating expenses for the fiscal year ended February 28, 2011. This improved performance is not only attributable, as mentioned here above, to higher sales level and to an overall improved production performance, but also to the higher gain on dilution and to lower financial expenses, explained by a lower amount of long term debt. These favourable variances were offset by an increase in two non-monetary expenses, amortization and stock based compensation.

CASH FLOW AND FINANCIAL CONDITION COMPARISON BETWEEN THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

Operating Activities

During the fiscal year ended February 28, 2011, the operating activities generated negative cash flows of $4,545, compared to negative cash flows of $507 for the corresponding fiscal year ended February 28, 2010. The difference derived from operating activities from the comparable fiscal year is attributable to the use of cash of $4,345 from the net change of $4,345 in operating assets and liabilities during the fiscal year ended February 28, 2011 compared to the corresponding period in 2010 principally as a result of the Company’s increased investments in accounts receivable and inventories offset by an increase in accounts payable and accrued liabilities as of February 28, 2011 compared to February 28, 2010.

Investing Activities

During the fiscal year ended February 28, 2011, the investing activities generated a decrease in cash of $3,316. This decrease is mainly due to the purchase of short-term investments for $(2,512), compared with $2,317 of short-term investments that came to maturity for the corresponding period in 2010. The Company also invested $995 in additions to property, plant and equipment but added $229 from the sale of processing equipment.

Financing Activities

During the fiscal year ended February 28, 2011, the financing activities generated an increase in cash of $6,794. This increase is mainly due to issuance of 1,430,540 shares pursuant to a private placement financing for an amount of $2,647, to the exercice of Acasti warrants for an amount of $1,242 and to the exercice of Call Options on Acasti shares for an amount of $1,481. This increase is also attributable to the issuance of an additional 1,068,000 shares following the exercise of the debenture warrants for an amount of $1,335, and to the issuance of 1,320,000 shares pursuant to the exercise of incentive stock options exercise for an amount of $668. These increases in cash were partly offset by the repayment of long-term debt by $1,042.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 19

Overall, as a result of cash flows from all activities, the Company decreased its cash by $1,133 for the fiscal year ended February 28, 2011.

At February 28, 2011, the Company’s liquidity position, consisting of cash, short-term investments and bank overdraft was $3,473. See subsequent events for details of a private placement financing completed in May 2011.

Also, at February 28, 2011, the Company had an authorized operating line of credit $1,000, of which an amount of $630 was used, as well as an additional $200 for foreign exchange contracts, all of which was also available.

The Company believes that its available cash and short-term investments research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

FINANCIAL POSITION

The following table details the significant changes to the balance sheet at February 28, 2011 compared to February 28, 2010:

	Increase
Accounts	(Reduction)	Comments
	(In thousands of dollars)
Cash	(1,093)	See cash flow statement
Short-term investments	2,512	Purchase of short-term investments
Receivables	2,337	Increased sales
Inventories	1,899	Purchase of raw material and increased production
Bank loan	630	Use of credit line to finance receivables
Accounts payable and accrued liabilities	841	Timing of supplier payments
Convertible debenture	(468)	Conversion of outstanding debenture
Long-term debt	(1,022)	Reimbursement of long-term debt

PRIMARY ANNUAL FINANCIAL RATIOS

	2011	2010	2009
Working Capital Ratio (current assets/current liabilities)[1]	2.67	2.05	2.98
Solvency Ratio (Debt Capital/Shareholders’ Equity)*2	0.34	0.78	0.63
* including convertible debentures for 2009 and 2010.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the year ended February 28, 2011 compared to the year ended February 28, 2010 mainly due to increases in short term assets, which included the increase in short-term investments due to an increase in cash resources from the financing activities as previously detailed and the increase in account receivable due to the increase in sales. The Company’s solvency ratio improved during the period ended February 28, 2011 compared to the period ended February 28, 2010 and to February 28, 2009 mainly due to the decrease and increase of the Company’s Debt and Shareholders’ Equity, respectively.

20 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at February 28, 2011, including payments due during the next five reporting periods and thereafter, are presented in the following table:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years

Bank overdraft and bank loan	$670	$670	$–	$–	$–

Accounts payable and accrued liabilities	3,258	3,258	-	-	-

Long-term debt	4,778	967	1,887	1,743	181

Loans guaranteed by investments in lease contracts *	46	29	15	2	-
	8,752	4,924	1,902	1,745	181

Other contractual obligations:
Research and development contracts	1,002	776	226	-	-
Other lease contracts	491	183	171	137	-

	$10,245	$5,883	$2,299	$1,882	$181

*	Including interest costs

In addition, approximately $554 of advance payments at February 28, 2011 may be refundable in the next year if the Company fails to meet certain development milestones.

OFF-BALANCE SHEET ARRANGEMENTS

The Company off-balance sheet arrangements consist of the following commitments:

(a)	License agreement

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

		Minimum
	Rate	royalty

To a Canadian university as of June 1, 2002 (i) (for the term of the patents or until the Company exercised its option)	4%	$ 5
To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period)	1%	–

(i) The Company has a $275 purchase option relating to the intellectual property currently held by this Canadian university.

(b)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Company has reserved certain rights relating to these projects.

The Company initiated many research and development projects that will be conducted over a 12-month period for a total of $2,149. As at February 28, 2011, accruals of $114 are included in accounts payable and accrued liabilities in relation to these projects. Payments for the next years are $776 in 2012 and $226 in 2013.

(c)	Rental agreements:

The Company has entered into long-term operating lease agreements, which call for payments of $491 for the rental of premises. Minimum lease payments for the next years are $183 in 2012, $171 in 2013, and $137 in 2014.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 21

SUBSEQUENT EVENTS

(a)	Clinical research contract:

On March 24, 2011, the Company initiated a clinical research trial that is being conducted over a 24-month period at an estimated cost of $2,400.

(b)	Private placement financing:

On May 3 and May 13, 2011, the Company closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,400.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date. The Company has agreed to use its reasonable best efforts to file and has declared effective by the end of June 2011 a registration statement with the Securities and Exchange Commission to permit the resale of the shares and warrants.

(c)

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”). Following the Conversion, the Company owns 60% of Class A shares, which also reflects its participation and share of the vote.

(d)

On March 21, 2011, the Board of Directors of Acasti amended the incentive stock option plan (the “Plan”). The amendments to the Plan are subject to the approval by the shareholders at their next annual meeting. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.

(e)

On March 21, 2011, the Board of Directors of Acasti approved the submission of a listing application to the TSX Venture Exchange, for the public listing of Acasti's Class A shares. A copy of the Listing Application is available on SEDAR. Acasti's shares began trading on March 31, 2011.

(f)	Rights offering:

On May 6, 2011, Acasti’s Board of Directors authorized, subject to regulatory approval, the issuance of rights to its shareholders to subscribe to additional Class A shares of Acasti. The maximum number of shares to be issued following the rights offering will equal 15% of Acasti’s outstanding shares. If approved, the rights will be exercisable at a minimal price of $0.60 and not less than the discounted market price permitted by the TSX- Venture Exchange (the “Exchange”). Acasti has received the Exchange’s conditional approval, which is also subject to the Autorité des Marchés Financiers’ (AMF) approval. Acasti has filed a request to obtain a prospectus exemption from the AMF. At May 17, 2011, approvals from the AMF for the rights offering and the exemption requested were pending.

Concurrently, the Company’s Board of Directors approved the flow-through of rights received from Acasti directly to its own shareholders. Assuming all rights were exercised, the Company would still remain the controlling shareholder of Acasti.

(g)	Prospectus and declaration of dividend:

On April 19, 2011, the Board of Directors of the Company and NeuroBioPharm approved plans for NeuroBioPharm to prepare to file a non-offering prospectus to become a reporting issuer under Canadian securities regulation and as a result allow the Company to declare a dividend payable with a number of shares of NeuroBioPharm that would represent a minority interest. Neither the filing of the prospectus nor the declaration of dividend has occurred prior to the approval of these consolidated financial statements.

22 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the year ended February 28, 2011, total royalties included in operating expenses amounted to $164 (2010 - $120). As at February 28, 2011, the balance due to this company under this agreement amounts to $178 (2010 - $175). This amount is presented in the consolidated balance sheet under “Accounts payable and accrued liabilities”.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CRITICAL ACCOUNTING POLICIES

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurring operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependent upon the generation of future taxable income. Given the Company’s history of losses, management has determined that the criteria for the recognition of tax assets were not met at February 28, 2011.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

CHANGE TO ACCOUNTING POLICIES

New accounting policies adopted in 2010:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets:

The CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets as at March 1, 2009 by $147, for such assets capitalized prior to the date of commercialization, May 31, 2002.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 23

Financial Instruments:

Effective September 1, 2009, the Company has adopted an amendment to CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company.

Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (''AcSB'') confirmed that Canadian generally accepted accounting principles (''GAAP''), as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (''IFRS''), as issued by the International Accounting Standards Board (''IASB''). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011-2012 interim and annual consolidated financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules.

The Company’s transition process from Canadian GAAP to IFRS has been initiated. A progress report was submitted to the Audit Committee on the status of the IFRS implementation in May, July, October 2010 and January 2011.

The transition work plan to IFRS is outlined in the following tables:

Phase 1 : Initial Assessment Phase
Actions	High-level assessment to identify areas of accounting differences between Canadian GAAP and IFRS.

Rank their impact (high, medium or low priority) that may arise from the transition to IFRS.

Assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

Timetable	End of second quarter of 2010-2011.

Progress	Completed.

Phase 2 : Detailed Assessment and Design Phase
Actions	Each area of accounting differences between Canadian GAAP and IFRS identified in the initial phase will be further assessed in order of descending priority.

Specification of changes required to existing accounting policies, information systems, and business processes.

Analysis of possible IFRS choices and impacts for the presentation of the consolidated financial statements. Analysis and decisions made, including the Company’s selection of IFRS 1 exemptions at the date of transition, will be included in IFRS memos and reviewed by the External Auditors, which will be approved by the Audit Committee.

Preparation of draft consolidated financial statements and notes.

Timetable

Our initial detailed timetable that contemplated that the bulk of the analysis would be completed by the end of fiscal 2010-2011. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, and working group members’ availability. However, the work required to prepare and file Acasti’s listing application in March 2011, along with other regulatory filing projects within the Neptune group of companies during the period from October 2010 required the immediate attention of those members, such that progress could not go as planned. The Company has prepared a revised timetable to allow completion of this phase by July 2011.

Progress

At the end of the second quarter of 2010-2011, we commenced our analysis of certain IFRS standards that may have an impact on our Company. We expect to complete the analysis in accordance with our revised timetable.

24 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

Phase 3 : Implementation and Testing Phase
Actions	Execution of changes to information systems and business processes.

Completing formal authorization processes to approve recommended accounting policies changes.

Training programs for the Company’s finance and other staff, as necessary.

Culmination in the collection of financial information necessary to compile IFRS-compliant interim and annual consolidated financial statements, embedding IFRS in business processes, elimination of any unnecessary data collection processes and Audit Committee approval of IFRS financial statements.

Implementation also involves further training to staff as revised systems begin to take effect.

Timetable

We initially planned that by the end of the fourth quarter of 2010-2011, our opening balance sheet, comparative financial data under IFRS and changes regarding specification of changes required to existing accounting policies, information systems, and business processes would be completed. However, the work required to prepare and file Acasti’s listing application in March 2011, along with other regulatory filing projects within the Neptune group of companies during the period from October 2010 required the immediate attention of those members, such that progress could not go as planned. The Company has prepared a revised timetable to allow completion by the time the Company’s regulatory filings are due for the first quarter of the 2011-2012 fiscal year, on August 14, 2011. This due date includes the 30 days extension permissible under securities rules for the first IFRS quarterly financial statements.

Progress

At the end of the second quarter of 2010-2011, we commenced compiling the financial data for our opening balance sheet based on the analysis of certain IFRS standards. We expect to complete in accordance with our revised timetable.

Key accounting areas

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas.

Key accounting areas	Differences with potential impact for the Company

Functional currency	Documentation of sales currency, sales market currency, and the manufacturing costs currency, for determining whether the Canadian dollar remains the functional currency.

Related party transactions	Lack of standards for transactions outside the ordinary course of business.

Convertibles debentures	Complexity of standards, required residual method.

Consolidation	Allocation of losses of subsidiaries to non-controlling interest even if it results in a negative number and treatment as equity transactions of changes that gave rise to gains on dilution.

Provisions	Lower recognition threshold for provisions, the concept of onerous contract.

Warrants	Possible reclassification to liabilities of any warrant with a settlement option other than the issue of equity.

Property, plant and equipment	Component approach, capitalization of interest.

Share-based payment

Retrospectively treating each tranche of award under graded vesting as separate award: determination of fair value estimates and expense recognition, allocation of expenditure within the consolidated group.

Income taxes	Tax impact of differences quantified.

Presentation of financial statements	Approach by nature or function to the income statement, various disclosures.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards until the filing of the Company’s first annual IFRS financial statements.

As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result if changes to international standards currently in development between now and when the changeover is completed.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 25

Information technology

We currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2010-2011 information that needs to be provided in accordance with IFRS during fiscal 2011-2012 (i.e. the first period of reporting prepared in accordance with IFRS), as well as the information required in the opening balance sheet as at the transition date (March 1, 2010).

Internal controls over financial reporting and disclosure controls and procedures

Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.

Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise

The project to transition to IFRS is being led by the Corporate Accounting group in Laval. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis. Periodic meetings are held with management and the Audit Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards, assessing the recognition and measurement of contingent liabilities, assessing the recoverability of research tax credit receivable and future income tax assets and the collectibility of trade receivables. Consequently, actual results could differ from those estimates.

EFFECTIVENESS OF DISCLOSURE PROCEDURES AND CONTROLS

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently comprised of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2011, have concluded that the Company’s disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2011. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

26 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period ended February 28, 2011, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the fiscal year ended February 28, 2011 that affected materially or is reasonably likely to affect materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the consolidated financial statements and the MD&A for the year ended February 28, 2011 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2011, the Company had thirty-seven trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 61% (three customers represented 56% as at February 28, 2010) of total trade accounts included in accounts receivable as at February 28, 2011.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Company to limit or discontinue conducting business with that customer, require the Company to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 65% of the Company’s revenues are in US dollars, and 31% are in Euros. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 27

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2011 would have decreased consolidated net income by $27, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise, credit and financial risks.

PRODUCT LIABILITY

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, The Company has obtained Good Manufacturing Practices accreditation from Health Canada.

FORWARD-LOOKING INFORMATION

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its statements on the information available when this analysis was issued. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

ADDITIONAL INFORMATION

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 17, 2011, the total number of common shares issued by the Company and in circulation was 48,275,930. The Company’s common shares trade on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,581,765 warrants for which 309,919 were broker warrants and conversion warrants and 2,681,625 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin
Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer and Finance

28 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Management’s Discussion and Analysis with the data contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in the Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is  properly discharging its financial reporting responsibilities and to review the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The external auditors, KPMG LLP, have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards, Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Henri Harland	/s/ André Godin
Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer

Laval, Quebec, Canada
May 17, 2011

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 29

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated balance sheets as at February 28, 2011 and 2010, the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 28, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

May 17, 2011
Montréal, Canada

*CA Auditor permit no 14114

30 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

CONSOLIDATED BALANCE SHEETS
February 28, 2011 and 2010

	2011	2010
	$	$

Assets

Current assets:
Cash	–	1,093,194
Short-term investments (note 22 (f))	3,512,858	1,001,011
Accounts receivable (note 10)	5,627,191	3,290,654
Tax credits receivable	644,753	664,131
Inventories (note 11)	4,544,917	2,645,752
Prepaid expenses	968,530	99,859
	15,298,249	8,794,601
Government grant receivable (note 12)	150,000	150,000
Property, plant and equipment (note 13)	7,023,842	7,398,231
Intangible assets (note 14)	1,268,867	1,223,309

	23,740,958	17,566,141

Liabilities and Shareholders' Equity

Current liabilities:
Bank overdraft	39,533	–
Bank loan (note 16)	630,000	–
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 5)	177,758	175,177
Other	3,080,279	2,241,236
Advance payments (note 4)	823,639	878,814
Current portion of long-term debt (note 15)	985,491	1,002,337
	5,736,700	4,297,564
Long-term debt (note 15)	3,799,831	4,805,024
Convertible debentures (note 16)	–	467,864
	9,536,531	9,570,452
Shareholders' equity:
Capital stock, warrants and rights (note 17)	31,291,533	25,530,162
Contributed surplus and subsidiary options	9,393,431	9,278,767
Deficit	(26,480,537)	(26,813,240)
	14,204,427	7,995,689
Commitments and contingencies (note 23)
Subsequent events (note 26)

	23,740,958	17,566,141

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 31

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended February 28, 2011 and 2010

	2011	2010
	$	$

Revenue from sales and research contracts	16,685,383	12,664,462

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	13,901,693	11,156,493
Research and development expenses (note 6)	2,535,156	2,743,519
Amortization (note 7 (a))	922,566	768,319
Stock-based compensation (note 19)	719,823	484,606
Foreign exchange loss	196,042	635,735
Loss from sale of property, plant and equipment	99,337	–
Impairment of property, plant and equipment (note 13)	139,306	–
	18,513,923	15,788,672

Loss before undernoted items	(1,828,540)	(3,124,210)

Interest income	22,381	45,478
Financial expenses (note 8)	(442,953)	(678,396)
Gain on dilution (note 7 (b))	2,765,029	2,221,930

Net income (loss) and comprehensive income (loss)	515,917	(1,535,198)

Basic earnings (loss) per share	0.01	(0.04)
Diluted earnings (loss) per share	0.01	(0.04)

Basic weighted average number of shares outstanding	40,463,967	37,913,163
Diluted weighted average number of shares outstanding	41,123,597	37,913,163

See accompanying notes to consolidated financial statements.

32 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended February 28, 2011 and 2010

	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	surplus	Deficit	Total
		$		$		$		$	$

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689

Exercise of stock options:
Cash	1,320,000	667,500	–	–	–	–	–	–	667,500
Ascribed value	–	482,856	–	–	–	–	(482,856)	–	–

Exercise of warrants:
Cash	1,068,000	1,335,000	(1,068,000)	–	–	–	–	–	1,335,000
Ascribed value	–	272,024	–	(272,024)	(3,112,139)	–	–	–	–

Expiry of warrants	–	–	(2,000)	(510)	(5,945,003)	–	510	–	–

Conversion of convertible debentures (note 16)	437,589	550,963	218,794	60,676	–	–	(80,431)	–	531,208

Exercise and expiry of Debenture Call Options	–	–	–	–	(1,100,000)	–	–	–	–

Exercise and expiry of Conversion Call Options	–	–	–	–	(9,455,867)	(163,006)	120,624	–	(42,382)

Private placement (note 17 (b))	1,430,540	2,646,500	54,527	18,386	–	–	–	(183,214)	2,481,672

Stock-based compensation	–	–	–	–	2,207,500	109,434	610,389	–	719,823

Net income	–	–	–	–	–	–	–	515,917	515,917

Balance, February 28, 2011	42,490,874	$31,191,965	309,919	$99,568	12,502,500	$109,434	$9,283,997	$(26,480,537)	$14,204,427

Balance, February 28, 2009, as previously reported	37,683,422	$24,953,096	1,100,000	$280,175	21,695,533	$–	$9,047,034	$(25,131,127)	$9,149,178

Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(146,915)	(146,915)

Balance, February 28, 2009, as recast	37,683,422	24,953,096	1,100,000	280,175	21,695,533	–	9,047,034	(25,278,042)	9,002,263

Conversion of convertible debentures (note 16)	73,198	72,485	36,598	20,506	9,455,867	163,006	(365,510)	–	(109,513)

Exercise of stock options
Cash	448,125	116,031	–	–	–	–	–	–	116,031
Ascribed value	–	50,369	–	–	–	–	(50,369)	–	–

Exercise of warrants	30,000	45,141	(30,000)	(7,641)	(203,391)	–	–	–	37,500

Stock-based compensation	–	–	–	–	(1,040,000)	–	484,606	–	484,606

Net loss	–	–	–	–	–	–	–	(1,535,198)	(1,535,198)

Balance, February 28, 2010	38,234,745	$25,237,122	1,106,598	$293,040	29,908,009	$163,006	$9,115,761	$(26,813,240)	$7,995,689

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 33

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended February 28, 2011 and 2010

	2011	2010
	$	$

Cash flows from operating activities:
Net income (loss)	515,917	(1,535,198)
Non-cash items:
Amortization of property, plant and equipment	890,047	719,666
Amortization of intangible assets	32,519	48,653
Stock-based compensation	719,823	484,606
Accretion of the liability component of the convertible debentures (note 16)	34,540	158,906
Accrued interest on convertible debentures (note 16)	28,804	173,636
Loss from sale of property, plant and equipment	99,337	–
Impairment of property, plant and equipment	139,306	–
Unrealized foreign exchange loss (gain) on advance payments	38,981	(85,550)
Gain on dilution (note 7 (b))	(2,765,029)	(2,221,930)
Foreign exchange loss on cash and short-term investments	65,677	369,653
Net change in operating assets and liabilities (note 9)	(4,345,090)	1,380,927
	(4,545,168)	(506,631)

Cash flows from investing activities:
Additions to property, plant and equipment	(995,441)	(3,580,536)
Additions to intangible assets	(38,099)	(76,597)
(Purchases) maturity of short-term investments	(2,511,847)	2,317,243
Sale of property, plant and equipment	229,028	–
	(3,316,359)	(1,339,890)

Cash flows from financing activities:
Increase in bank loan	630,000	–
Increase in long-term debt	–	2,999,999
Repayment of long-term debt	(1,042,342)	(761,290)
Issue of share capital on private placement	2,646,500	–
Share issue expenses	(164,828)	–
Exercise of Call Options	1,480,791	–
Exercise of subsidiary warrants	1,241,856	81,356
Issue of share capital on exercise of options	667,500	116,031
Issue of share capital on exercise of warrants	1,335,000	37,500
	6,794,477	2,473,596

Foreign exchange loss on cash held in foreign currencies	(65,677)	(369,653)

Net (decrease) increase in cash	(1,132,727)	257,422

Cash, beginning of year	1,093,194	835,772

(Bank overdraft) cash, end of year	(39,533)	1,093,194

Supplemental cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

34 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended February 28, 2011 and 2010

1.	Nature of operations:

Neptune Technologies & Bioressources Inc. (the ''Company'') was incorporated under Part 1A of the Companies Act (Québec) on October 9, 1998.

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. During the period ended February 28, 2009, the Company transferred certain rights to its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., in order to develop pharmaceutical products in the fields of cardiovascular and neurological diseases, respectively.

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtract™. The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® and ECO Krill Oil - EKO™, as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company's profitability in the future relies on various factors, such as: successful completion of its clinical studies, obtaining product regulatory approval from health authorities and the ability of the Company to commercialize and market its products with success.

2.	Changes to accounting policies:

(a) New accounting policies adopted in 2010:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets:

The CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets as at March 1, 2009 by $146,915, for such assets capitalized prior to the date of commercialization, May 31, 2002.

Financial Instruments:

Effective September 1, 2009, the Company has adopted an amendment to CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

(b)	Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian generally accepted accounting principles ("GAAP"), as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its fiscal 2012 interim and annual financial statements with comparative figures for the previous period, beginning with the interim period ending May 31, 2011.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 35

3.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant accounting policies are described below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, Acasti Pharma Inc., NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of earnings and expenses during the year. Significant areas of the financial statements requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-based awards, assessing the recognition and measurement of contingent liabilities, as well as assessing the recoverability of research tax credit receivable and future income tax assets and the collectibility of trade receivables. Consequently, actual results could differ from those estimates.

(c)	Revenue recognition:

Revenues from sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

Payments received under partnership agreements may include upfront payments and milestone payments, which require the Company’s ongoing involvement. Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectibility is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated balance sheet.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity.

(e)	Short-term investments:

Short-term investments consist of investments with maturities of less than one year.

(f)	Inventories:

Raw materials are valued at the lower of cost and net realizable value, with cost being determined by the average cost method. Finished goods and work in process are valued at the lower of cost and net realizable value; cost is determined per project and includes direct and indirect costs related to production (monthly average cost). Each project corresponds to one month of production. Net realizable value is the estimated selling price in the ordinary course of business, less the selling costs.

The Company provides for obsolete products based on turnover. As at February 28, 2011 and 2010, turnover of the Company's principal products is such that no provision for obsolescence is required.

Spare part inventories are valued at lower of cost and net realizable value.

(g)	Tax credits and government grants:

Tax credits and government grants are accounted for using the cost reduction method. Under this method, tax credits and government grants related to eligible expenses or property, plant and equipment are accounted for as a reduction of related costs in the year during which the expenses or costs are incurred as long as there is reasonable assurance of their realization.

36 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

(h)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost less related tax credits and government assistance. Assets acquired under capital leases are initially recorded at cost, being the present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods, rates and periods:

Property, plant and equipment	Method	Rate/period

Plant	Straight-line	40 years
Processing equipment	Straight-line	10 years
Laboratory equipment	Straight-line	5 years
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Computer equipment and software	Straight-line	2 to 4 years

(i)	Research and development expenses:

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs, net of related tax credits, are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. During 2011, expenses of $23,728 (2010 - $11,324) have been deferred and presented as intangible assets. The costs are mainly related to the deodorization of Neptune Krill Oil - NKO® as part of partnership and collaboration agreements. No amortization has been recorded during the years ended February 28, 2011 and 2010 for those costs since commercial production or use of the product or process has not begun.

(j)	Intangible assets:

Intangible assets consist of patents, trademarks and license rights.

Patents for technologies that are no longer in the research phase are recorded at cost and amortized using the straight-line method over their remaining expected life over a maximum period of 20 years. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licenses are recorded at cost and are not amortized, since the Company considers they have an indefinite life given they can be renewed at a minimal cost.

Deferred development costs are amortized beginning in the year of commercial production or use of the product or process over a maximum period of 5 years.

(k)	Impairment and disposal of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(l)	Foreign currency translation:

The Company’s and all of its subsidiaries functional currency is the Canadian dollar.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the period.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 37

(m)	Foreign currency forwards:

The Company enters into foreign currency forward contracts to protect itself against foreign exchange rate fluctuations. The Company does not hold or use derivative instruments for speculative purposes. In addition, the Company does not use hedge accounting; accordingly, the foreign currency forward contracts are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the period.

(n)	Income (loss) per share:

Income (loss) per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options and warrants are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

The dilutive effect of the convertible debentures is reflected in diluted earnings per share by application of the if-converted method, if dilutive. Under the if-converted method, convertible debentures are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Dilutive warrants, dilutive stock options and convertible debentures described in notes 16, 17 and 19 were included in the calculation of diluted earnings per share in 2011. All outstanding warrants and stock options could have an effect on the calculation in the future.

Warrants, stock options and convertible debentures described in notes 16, 17 and 19 were not included in the calculation of diluted earnings per share in 2010 because the Company sustained losses and their inclusion would have been anti-dilutive.

(o)	Financial instruments:

Financial instruments are initially recognized at fair value and classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are presented as a reduction of the underlying financial instruments and expensed using the effective interest rate method. Financial assets and financial liabilities held for trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value with changes recorded in comprehensive income. Financial assets held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost.

The Company has designated its cash and its short-term investments as held-for-trading financial assets. The Company has also classified its receivables and other receivables as loans and receivables, and all other financial liabilities as other financial liabilities, and they are measured at amortized cost.

Financial instruments that comprise a liability component and equity components are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual agreement.

Interest income on investments is recognized using the effective interest method.

(p)	Stock-based compensation:

The Company has stock-based compensation plans which are described in note 19. The Company accounts for stock options granted to employees and non-employees based on the fair value method using the Black-Scholes model. For stock options granted to non- employees, the Company measures the cost using either the fair value of the equity instruments granted or the fair value of the goods or services rendered, whichever is more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant for employee awards and when service is provided for non-employee award, and is expensed over the period during which services necessary for the award to vest are being provided, with a corresponding increase in contributed surplus. The Company does not estimate forfeitures as of the grant date and accounts for their impact on expense as they occur.

(q)	Income taxes:

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

38 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

4.	Partnership and collaboration agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, during the year ended February 28, 2011, the Company received a non-refundable amount of €100,000 which was conditional on the Company receiving the Novel Food status as well as meeting positive organoleptic results, as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under the agreement, because the payments are to be charged against royalties in the future, should the parties reach an agreement to commercialize the products being developed. The amount received, $823,639, is included in ''Advance payments'' in the consolidated balance sheet (February 28, 2010 - $862,620).

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At February 28, 2011, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the year ended February 28, 2011, revenues of $102,629 (February 28, 2010 - $58,875) were recognized in the consolidated statement of earnings on the basis of progress towards completion of the clinical study. As of February 28, 2011, the difference between the payments received of $199,860 and cumulative revenues recognized to that date of $286,295 amounts to $86,435 and is included in ''Accounts receivable'' in the consolidated balance sheet (February 28, 2010 - $16,194 included in “Advance payments”).

5.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the year ended February 28, 2011, total royalties included in operating expenses amounted to $164,129 (2010 - $120,328). As at February 28, 2011, the balance due to this company under this agreement amounts to $177,758 (2010 - $175,177). This amount is presented in the consolidated balance sheet under “Accounts payable and accrued liabilities”.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6.	Research and development expenses:

The costs incurred for research and development projects in process are:

	2011	2010
	$	$

Salaries and employee benefits	1,521,556	1,725,876
Subcontracting	716,347	892,906
General and study expenses	506,368	380,049
Travel expenses	57,561	61,185
	2,801,832	3,060,016
Research and development tax credits	(266,676)	(316,497)
	2,535,156	2,743,519

Research tax credits recorded by the Company are subject to audit by the tax authorities; accordingly, amounts ultimately received may differ from those recorded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 39

7.	Information included in the consolidated statement of earnings:

(a)	Amortization:

	2011	2010
	$	$

Property, plant and equipment	890,047	719,666
Intangible assets	32,519	48,653
	922,566	768,319

Amortization of property, plant and equipment includes amortization of asset under capital lease of $37,444 (2010 - $37,325).

(b)	Gain on dilution:

	2011	2010
	$	$

Conversion into Acasti units (note 18 (f))	−	2,140,574
Exercise of Acasti warrants (note 18 (b) and (g))	1,241,856	81,356
Exercise of Debenture Call Options (note 18 (a))	271,600	−
Exercise of Conversion Call Options (note 18 (c))	1,251,573	−

	2,765,029	2,221,930

8.	Financial expenses:

	2011	2010
	$	$

Bank charges and changes in fair value of forward contracts	53,819	74,133
Interest - operating line of credit	15,247	11,856
Interest - long-term debt and convertible debentures	373,887	592,407

	442,953	678,396

40 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

9.	Supplemental cash flow disclosures:

(a) Net changes in operating assets and liabilities are detailed as follows:

	2011	2010
	$	$

Accounts receivable	(2,336,537)	1,766,776
Tax credits receivable	19,378	62,379
Inventories	(1,899,165)	(872,189)
Prepaid expenses	(868,671)	174,663
Accounts payable and accrued liabilities	834,061	164,403
Advance payments	(94,156)	84,895

	(4,345,090)	1,380,927

(b) Non-cash transactions:

	2011	2010
	$	$

Acquired property, plant and equipment included in accounts payable and accrued liabilities	175,871	208,286
Intangible assets included in accounts payable and accrued liabilities	39,978	–
Government grant affected to property, plant and equipment included in government grant receivable	–	200,000
Property, plant and equipment acquired by way of capital leases	20,303	4,138
Conversion of convertible debentures	531,208	2,031,062
Issuance of warrants in connection with private placement of shares	18,386	–

(c) Other:

	2011	2010
	$	$

Interest paid	353,300	260,539

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 41

10.	Accounts receivable:

	2011	2010
	$	$

Trade accounts	5,194,296	2,940,878
Sales taxes	156,265	230,740
Current portion of government grant receivable (note 12)	50,000	50,000
Accrued and other receivables	226,630	69,036

	5,627,191	3,290,654

11.	Inventories:

	2011	2010
	$	$

Raw materials	1,684,953	1,598,729
Work in process	888,486	735,357
Finished goods	1,550,923	149,483
Spare parts	420,555	162,183

	4,544,917	2,645,752

During the year ended February 28, 2011, $7,071,583 (2010 - $6,276,403) of inventories were recognized as cost of sales.

12.	Government grant receivable:

In 2010, the Company entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion. The amount is to be received in annual equal installments of $50,000. Following unexpected delays, the Company will receive the first portion of $50,000 in the year ended February 29, 2012.

	2011	2010
	$	$

Government grant receivable	200,000	200,000
Less current portion (note 10)	(50,000)	(50,000)

	150,000	150,000

42 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

13.	Property, plant and equipment:

			2011

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	40,540	−	40,540
Plant	4,846,776	628,287	4,218,489
Processing equipment	5,481,182	3,145,488	2,335,694
Laboratory equipment	740,059	504,431	235,628
Furniture and fixtures	135,835	98,735	37,100
Office equipment	147,786	90,814	56,972
Computer equipment and software	117,753	75,448	42,305
	11,509,931	4,543,203	6,966,728

Assets under capital leases:
Processing equipment	68,863	32,752	36,111
Office equipment	47,889	32,384	15,505
Computer equipment	90,069	84,571	5,498
	206,821	149,707	57,114

	11,716,752	4,692,910	7,023,842

During the year ended February 28, 2011, the Company decided to terminate its enterprise resource planning (ERP) software implementation due to lack of functionality and the weak support from the software provider. As a result, the full carrying amount of $139,306 of the project in progress was written off.

			2010

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	40,540	–	40,540
Plant	4,005,557	500,708	3,504,849
Processing equipment	5,947,906	2,622,560	3,325,346
Laboratory equipment	596,943	446,737	150,206
Furniture and fixtures	116,573	91,509	25,064
Office equipment	111,287	75,037	36,250
Computer equipment and software	106,976	45,006	61,970
Computer equipment - project in progress	179,750	–	179,750
	11,105,532	3,781,557	7,323,975

Assets under capital leases:
Processing equipment	48,560	26,205	22,355
Office equipment	47,889	28,507	19,382
Computer equipment	90,069	57,550	32,519
	186,518	112,262	74,256

	11,292,050	3,893,819	7,398,231

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 43

14.	Intangible assets:

			2011

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Amortized intangible assets:
Patents	705,108	105,566	599,542
Development costs	374,796	−	374,796
	1,079,904	105,566	974,338

Unamortized intangible assets:
Licenses	182,334	−	182,334
Trademarks	112,195	−	112,195
	294,529	−	294,529

	1,374,433	105,566	1,268,867

			2010

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Amortized intangible assets:
Patents	652,347	73,047	579,300
Development costs	351,068	–	351,068
	1,003,415	73,047	930,368

Unamortized intangible assets:
Licenses	182,334	–	182,334
Trademarks	110,607	–	110,607
	292,941	–	292,941

	1,296,356	73,047	1,223,309

44 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

15.	Long-term debt:

	2011	2010
	$	$

Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	2,340,719	2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,350,710	2,820,852

Obligations under capital leases, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,589 ($4,123 as at February 28, 2010), maturing at different dates until 2014	41,964	68,551

Two refundable contributions obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	51,929	84,456
	4,785,322	5,807,361

Current portion of long-term debt	985,491	1,002,337

	3,799,831	4,805,024

The instalments on long-term debt during the next five years without considering financing fees of $34,281 are detailed as follows:

	Obligations
	under capital	Other
	leases	loans
	$	$

2012	28,834	966,503
2013	9,155	953,379
2014	5,479	933,977
2015	2,436	933,977
2016 and thereafter	–	989,801

Total minimum lease payments	45,904

Interest expense included in minimum lease payments	3,940

	41,964

Included in financial expenses in the consolidated statement of earnings and comprehensive loss is interest expense related to obligations under capital leases of $5,123 (2010 - $7,487).

Under the debt agreements totaling $6,500,000, the Company is subject to certain covenants requiring the maintenance of ratios. As at February 28, 2011, the Company was in compliance with those ratios.

Bank loan:

The Company also has an authorized operating line of credit of $1,000,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 28, 2010 - 2.25% and 4.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75% . The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at February 28, 2011, an amount of $630,000 (nil as at February 28, 2010) was used under the operating and exchange line of credit.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 45

16.	Convertible debentures:

		Accrued
	Debentures	interest	Total
	$	$	$

Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	2,080,192	86,191	2,166,383

Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)

Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	414,478	53,386	467,864

Accrued interest	–	28,804	28,804
Accretion of the liability component	34,540	–	34,540
Debentures converted into Neptune units	(449,018)	(82,190)	(531,208)

Liability balance of convertible debentures as at February 28, 2011	–	–	–

On October 9, 2008, the Company completed a financing transaction where an aggregate number of 2,750 units of convertible debenture with a nominal amount of $1,000 per unit were issued. Concurrently with the issuance of the convertible debenture units, the Company issued 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing (the "Debenture Call Options") until April 30, 2010, and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010 (the "Debenture Warrants"). The consideration received by the Company for the convertible debenture, the Debenture Call Options and the Debenture Warrants amounted to $2,750,000.

The debentures bear interest at 8%, payable annually in cash or in kind at the Company’s option and are further convertible at the holder’s option into Neptune or Acasti units (as defined below). The debentures mature on October 9, 2011.

Conversion Option in Neptune Units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company (the "Conversion Warrant"). Each Conversion Warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

Conversion Option in Acasti Units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma (the "Conversion Call Options"). The base price (the ''Base Price'') for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

Exercise price
of Conversion
Date of conversion	Conversion price	Call Options

Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The Conversion Call Options expire after a period of twelve months from the date of issuance.

46 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

At the date of their issuance, the Company allocated the consideration received of $2,750,000 between the instruments issued as follows:

Relative
fair value
$

1,100,000 Debenture Warrants	280,175
1,100,000 Debenture Call Options	–
Equity component	445,940
Debentures	2,023,885

2,750,000

The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7% .

(i)	Conversions into Neptune units:

During the year ended February 28, 2011, convertible debentures of a nominal amount of $496,000 plus $82,190 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 437,589 units have been issued corresponding to 437,589 common shares and 218,794 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.00 to $2.19 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and contributed surplus by $531,208 and by $80,431, respectively, and increased the capital stock and warrants by a total of $611,639. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued of $60,676 was determined by using a binomial method with the following assumptions:

Risk-free interest rate	1.18% to 1.38%
Estimated life	0.9 to 1 year
Expected volatility	60% to 62%

During the year ended February 28, 2010, convertible debentures of a nominal amount of $88,000 plus $6,126 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 73,198 units have been issued corresponding to 73,198 common shares and 36,598 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and contributed surplus by $78,720 and by $14,271, respectively, and increased the capital stock and warrants by a total of $92,991. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued of $20,506 was determined by using a binomial method with the following assumptions:

Risk-free interest rate	1.03% to 1.40%
Estimated life	1.7 to 2 years
Expected volatility	84%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 47

(ii)	Conversion into Acasti units:

On November 30, 2009, holders of debentures having a nominal value of $2,166,000 exercised their right to convert into Acasti units. The Company also decided to settle the related accrued interest of $196,889 by delivering Acasti units. As a result, 9,455,867 Acasti Class A shares held by the Company and as many Conversion Call Options were delivered to the debenture holders.

The Company valued the Conversion Call Options by (i) estimating the fair value of Acasti subsidiary and (ii) using a binomial method with the following additional assumptions:

Fair value of Class A shares	$0.47
Risk-free interest rate	1.41%
Estimated life	1 year
Expected volatility	25%
Exercise price	$0.50

As a result of the valuation, the fair value of the Conversion Call Options was determined to be $338,432 while the fair value of the Acasti Class A shares was determined to be $4,444,257. The allocated carrying value of the Conversion Call Options using the relative fair value method was determined to be $163,006 and was recorded as a component of equity.

No amount was allocated to non-controlling interest for the Acasti Class A shares delivered, because the carrying amount of Acasti net assets after accounting for the Company’s own preference shares is negative. As a result, the full difference between the carrying amount of the components, being extinguished of $2,303,580 (comprised of the proportionate shares of the equity component of the debentures and of the carrying amount of convertible debentures), and the fair value of the Conversion Call Options, in the amount of $163,006, was recorded as a gain on dilution.

The model used to measure derivative components, including the Conversion Call Options, as well as the estimated fair value of Acasti Class A shares, comprises a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the components.

17.	Capital stock and warrants:

	(a)	Authorized capital stock:

Unlimited number of shares without par value:

-	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

-	Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Private placement:

During the year ended February 28, 2011, the Company issued 1,430,540 common shares for aggregate proceeds of $2,646,500, before share issue costs of $183,214. Share issue expenses include 54,527 warrants, having an estimated fair value of $18,386, issued to agents. 27,027 warrants are exercisable at $2.15 and 27,500 at $2.50 per warrant until October 11, 2011 and October 12, 2011, respectively.

48 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

(c)	Warrants:

The warrants of the Company are composed of the following as at February 28, 2011 and 2010:

		2011		2010

	Number		Number
	outstanding	Amount	outstanding	Amount
		$		$

Debenture warrants (note 16)	−	−	1,070,000	272,534
Conversion warrants (note 16)	255,392	81,182	36,598	20,506
Private placement warrants (note 17 (b))	54,527	18,386	−	−

	309,919	99,568	1,106,598	293,040

(d)	Subsidiary options:

Subsidiary options held by the Company are eliminated upon consolidation. Subsidiary options not held by the Company and Call Options on the Company's own subsidiary shares are detailed as follows as at February 28, 2011 and 2010:

		2011		2010

	Number		Number
	outstanding	Amount	outstanding	Amount
		$		$

Acasti Pharma Inc.:
Series 2 warrants	–	–	9,027,142	–
Series 4 warrants	5,852,500	83,932	4,755,000	–
Series 5 warrants	–	–	30,000	–
Options outstanding under stock-based compensation plan (note 19 (b))	800,000	–	850,000	–
Debenture Call Options (note 16)	–	–	1,100,000	–
Conversion Call Options (note 16)	–	–	9,455,867	163,006
	6,652,500	83,932	25,218,009	163,006

NeuroBioPharm Inc.:
Series 4 warrants	5,820,000	25,502	4,660,000	–
Series 5 warrants	30,000	–	30,000	–
	5,850,000	25,502	4,690,000	–

	12,502,500	109,434	29,908,009	163,006

The characteristics of the Acasti subsidiary warrants are as follows:

-	Series 2 allows the holder to purchase one Class A share for $0.40 per share until November 17, 2010.

-	Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

-	Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

-	Series 4 allows the holder to purchase one Class A share for $0.10 per share until December 24, 2013.

-	Series 5 allows the holder to purchase one Class A share for $0.20 per share until December 24, 2011.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 49

(e)	Shareholder Rights Plan:

The Company held a special, annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Company.

The Board determined that the establishment of a SRP was in the best interest of the Company's shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination on June 22, 2013, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company's filings.

18.	Non-controlling interest:

During 2010 and 2011, the Company changed, through various transactions, its participation in Acasti Pharma, as follows:

(a)

On April 30, 2010, various holders of Debenture Call Options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,086,400 shares from Neptune. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Debenture Call Options in the amount of $271,600 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(b)

Throughout the year ended February 28, 2011, various holders of Acasti warrants exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 3,112,139 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants in the amount of $1,241,856 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(c)

Throughout the year ended February 28, 2011, various holders of Conversion Call Options exercised their right to acquire from the Company Class A shares of Acasti, resulting in the transfer of 2,418,381 shares. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Conversion Call Options in the amount of $1,209,191, as well as their ascribed value of $42,382, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(d)

On November 30, 2010, the Company exercised 5,418,381 Series 3 Acasti warrants at a price of $0.40 and 2,970,000 Series 5 Acasti warrants at a price of $0.30, for a total investment of $3,058,352. As the carrying amount of non-controlling interest was nil at that time, no adjustment to non-controlling interest was effected and this investment was eliminated on consolidation.

(e) On November 2, 2009, the Company converted 38,240,000 Acasti Class C shares it owned into Class A shares.

(f)

As described in note 16, on November 30, 2009, the Company distributed 9,455,867 Acasti Class A shares upon conversion of debentures and recorded a gain on dilution of $2,140,574 with no amount allocated to non-controlling interest.

(g)

Throughout the year ended February 28, 2010, holders of Acasti warrants have exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 203,391 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrants and options in the amount of $81,356 was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

50 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at February 28, 2011 and 2010 is detailed as follows:

			2011			2010
		Other			Other
	Company	shareholders	Total	Company	shareholders	Total
Class A shares	33,667,733	25,506,711	59,174,444	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	–	260,000	260,000
	38,617,733	25,816,711	64,434,444	33,734,133	19,199,791	52,933,924
Votes	76%	24%	100%	80%	20%	100%
Participation	57%	43%	100%	60%	40%	100%

As noted in note 26, all Class B and Class C shares of Acasti outstanding were converted into Class A shares of Acasti subsequent to February 28, 2011.

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

-	Class A shares, voting (one vote per share), participating and without par value.
-	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder's discretion, into Class A shares, on a one- for-one basis, and Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.
-	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Throughout the years ended February 28, 2011 and 2010, the Company owned 99% of NeuroBioPharm’s issued and outstanding capital stock.

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the years ended February 28, 2011 and 2010.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 51

19.	Stock-based compensation plans:

	(a)	Company stock-based compensation plan:

The Company has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Company's stock option plan allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

Activities within the plan are detailed as follows:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Options outstanding, beginning of year	2,920,250	1.63	3,669,750	1.57
Granted	2,350,000	2.07	175,000	2.01
Exercised	(1,320,000)	0.51	(448,125)	0.26
Forfeited	(78,625)	2.02	(476,375)	2.61

Options outstanding, end of year	3,871,625	2.27	2,920,250	1.63

Exercisable options, end of year	1,770,375	2.42	2,619,500	1.54

				2011

		Options
		outstanding	Exercisable options
	Weighted
	remaining			Weighted
	contractual	Number of	Number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price
				$

$1.50	2.39	990,000	257,500	1.50
$2.00	2.55	50,000	7,500	2.00
$2.25	2.12	90,000	32,500	2.25
$2.50	2.09	1,985,000	716,250	2.50
$2.60	0.28	716,625	716,625	2.60
$4.00	0.08	40,000	40,000	4.00

		3,871,625	1,770,375	2.42

52 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

		2011	2010

	Non-employees	Employees	Employees

Dividend yield	0.01%	0.01%	–
Risk-free interest rate	1.65%	1.82%	1.46%
Estimated life	1.69 year	2.23 years	2.5 years
Expected volatility	70%	72.6%	92%

The weighted average fair value of the options granted to employees during the year is $0.74 (2010 - $0.87). The weighted average fair value of the options granted to non-employees during the year is $1.06 (2010 - no options were granted to non-employees).

Stock-based compensation recognized under this plan amounted to $610,388 for the year ended February 28, 2011 (2010 - $484,606).

(b)	Acasti Pharma stock-based compensation plan:

The subsidiary, Acasti Pharma, established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equals the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. As at February 28, 2011, 923,053 Class A shares are reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Company's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The following table presents information on outstanding stock options:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Options outstanding, beginning of year	850,000	0.25	850,000	0.25
Granted	−	−	25,000	0.25
Forfeited	(50,000)	0.25	(25,000)	0.25

Options outstanding, end of year	800,000	0.25	850,000	0.25

Options exercisable, end of year	582,500	0.25	382,500	0.25

The options outstanding under the plan have a weighted average remaining contractual life of 7.63 years as at February 28, 2011.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 53

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted (no options were granted during 2011):

2010

Fair value of Class A shares	Nil
Dividend	Nil
Risk-free rate	2.67%
Estimated life	6 years
Expected volatility	75%

At the time of grant, a nominal value was assigned to these stock options. Consequently, no charge was recognized for the year ended February 28, 2011 (2010 - nil).

(c)	Other stock-based compensation:

From time to time, the Company awards incentive rights to employees over Series 4 warrants it owns in its subsidiaries.

The rights over Acasti warrants vest gradually until October 8, 2012, and those over NeuroBioPharm warrants, until December 24, 2012. All are subject to the employees' continued service, or having reached four years of continued service for directors.

The following table presents information on outstanding rights over Acasti warrants given as stock-based compensation:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	rights	price	rights	price
		$		$

Rights outstanding, beginning of year	4,695,000	0.25	5,325,000	0.25
Granted	1,290,000	0.50	−	−
Forfeited	(192,500)	0.29	(630,000)	0.25

Rights outstanding, end of year	5,792,500	0.31	4,695,000	0.25

Rights exercisable, end of year	4,974,500	0.27	3,236,500	0.25

From the 1,290,000 rights granted, Neptune has awarded 550,000 rights to employees during the year ended February 28, 2011 that are pending shareholders’ approval. Consequently, no expense was recorded for those rights.

54 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

The fair value of the rights granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for rights granted during the period (no rights were granted during 2010):

2011

Dividend yield	Nil
Risk-free interest rate	1.91%
Estimated life	2.5 years
Expected volatility	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.22 per share (2010 - no rights were granted). No rights were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $83,932 for the year ended February 28, 2011 (2010 - nil).

The following table presents information on outstanding rights over NeuroBioPharm warrants given as stock-based compensation:

		2011		2010

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	rights	price	rights	price
		$		$

Rights outstanding, beginning of year	4,590,000	0.10	5,000,000	0.10
Granted	1,345,000	0.23	–	–
Forfeited	(185,000)	0.13	(410,000)	0.10

Rights outstanding, end of year	5,750,000	0.13	4,590,000	0.10

Rights exercisable, end of year	4,558,750	0.11	2,015,000	0.10

From the 1,345,000 rights granted, Neptune has awarded 550,000 rights to employees during the year ended February 28, 2011 that are pending shareholders' approval. Consequently, no expense was recorded for those rights.

The fair value of the rights granted has been estimated according to the Black-Scholes awards pricing model and based on the weighted average of the following assumptions for rights granted (no rights were granted during 2010):

2011

Dividend yield	Nil
Risk-free interest rate	2.01%
Estimated life	3 years
Expected volatility	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.12 per share (2010 - no rights were granted). No rights were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $25,502 for the year ended February 28, 2011 (2010 - nil).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 55

20.	Income taxes:

The income tax provision differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 29,65% in 2011 and 30.73% in 2010) as follows:

	2011	2010
	$	$

Income tax at the combined Canadian statutory rate
(federal and provincial)	152,969	(471,766)
Increase (decrease) resulting from:
Change in valuation allowance	271,000	543,889
Stock-based compensation	213,428	148,919
Gain on dilution	(689,412)	(221,981)
Non-deductible items and other	52,015	939

	–	–

Net future income tax assets as at February 28, 2011 have not been reflected in these consolidated financial statements because the criteria for recognition of these assets were not met. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes.

These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2011	2010
	$	$

Net future income tax assets resulting from the following:
Non-capital losses	851,000	967,000
Research and development expenses	3,052,000	1,885,000
Property, plant and equipment	799,000	1,579,000
	4,702,000	4,431,000

Valuation allowance	(4,702,000)	(4,431,000)

Net future income tax assets recognized	–	–

As at February 28, 2011, the Company has losses for tax purposes, which are available to reduce future years' taxable income until the following expiry dates:

	Federal	Provincial
	$	$

2029	714,000	675,000
2030	1,563,000	1,563,000
2031	903,000	903,000

	3,180,000	3,141,000

Research and development expenses which can be carried forward indefinitely	7,182,993	11,839,976

56 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

As of February 28, 2011, the Company also has investment tax credits that have not been recognized in the financial statements. Investment tax credits are available to reduce future federal income taxes payable. The expiration dates are as follows:

Federal
$

2022	156,000
2023	217,000
2024	75,000
2025	53,000
2026	91,000
2027	145,000
2028	64,000
2029	152,000
2030	384,000
2031	299,000

1,636,000

21.	Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital. As explained in note 15, the Company is subject to certain financial covenants under its mortgage loan.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Company optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, government grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital as being the total of shareholders’ equity, long-term debt and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Company’s policy is to maintain a minimal level of debt. As at February 28, 2011, the Company had an authorized operating line of credit $1,000,000, of which an amount of $370,000 was available.

As at February 28, 2011, short-term investments amounted to $3,512,858 and tax credit receivable amounted to $644,753, for a total of $4,157,611. On May 13, 2011, the Company completed a private placement financing for aggregate proceeds of $12,400,000 for the issuance of shares and warrants (note 26 (b)). Also, as noted in note 26 (f), Acasti will be completing a rights offering, and a dividend payable in shares of NeuroBioPharm is being planned by the Company (note 26 (g)).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 57

22.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, foreign exchange risk, interest rate risk and liquidity risk, and how the Company manages those risks.

	(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2011, the Company had thirty-seven trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 61% (three customers represented 56% as at February 28, 2010) of total trade accounts included in accounts receivable as at February 28, 2011.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Company to limit or discontinue conducting business with that customer, require the Company to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully- utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

58 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2011 and 2010 were as follows:

	2011	2010
	$	$

Current	3,561,794	2,071,825
Past due 0-30 days	196,832	415,693
Past due 31-120 days	1,132,304	187,130
Past due 121-180 days	802,656	649,827
Trade receivables	5,693,586	3,324,475
Less allowance for doubtful accounts	(499,290)	(383,597)

	5,194,296	2,940,878

(b)	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 65% of the Company’s revenues are in US dollars, and 31% are in Euros. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in Canadian dollars as at February 28, 2011:

CAD	US	EURO
	$	$

Cash	106,213	(1,341)
Accounts receivable	3,602,698	1,745,705
Accounts payable and accrued liabilities	(1,129,866)	(78,706)
Advance payments	−	(554,070)

	2,579,045	1,111,588

The following exchange rates applied during the year ended February 28, 2011:

		Reporting
	Average rate	date rate

US$ per CAD	1.0207	0.9714
EURO per CAD	1.3457	1.3432

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have decreased the net income as follows, assuming that all other variables remained constant:

	US	EURO
	$	$
Decrease in consolidated net income	128,952	55,579

An assumed 5% weakening of the foreign currency during the year ended February 28, 2011 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 59

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk as at February 28, 2011 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2011 would have decreased consolidated net income by $26,915, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Fair value of financial instruments:

The carrying amounts of the Company's short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate mortgage loans is equivalent to the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases, of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

The following table summarizes financial assets and liabilities’ fair value on a recurring basis:

Fair value measurements at reporting date using:

		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	February 28,	identical assets	inputs	inputs
	2011	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$

Short-term investments	3,512,858	−	3,512,858	−
Foreign currency forwards	5,853	−	5,853	−

The fair value of foreign currency forward contracts has been determined using rates published by the financial institution that is counterparty to these contracts.

60 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2011:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years
	$	$	$	$	$

Bank overdraft and bank loan	670	670	–	–	–

Accounts payable and accrued liabilities	3,258	3,258	−	−	−

Long-term debt	4,778	967	1,887	1,743	181

Loans guaranteed by investments in lease contracts (i)	46	29	15	2	−
	8,752	4,924	1,902	1,745	181

Other contractual obligations:
Research and development contracts	1,002	776	226	−	−
Other lease contracts	491	183	171	137	−

	10,245	5,883	2,299	1,882	181

(i) Including interest costs

In addition, approximately $554,070 of advance payments at February 28, 2011 may be refundable in the next year if the Company fails to meet certain development milestones.

(f)	Short-term investments:

As at February 28, 2011, short-term investments include two investments totaling $2,507,747 with maturity dates of November 30, 2011 and December 20, 2011 bearing interest rate at 1.45% per annum, cashable at any time at the discretion of the Company under certain conditions. The balance of $1,005,111 corresponds to one investment with a maturity date of December 9, 2012, bearing interest rate at 2.2% per annum and cashable at the Company’s option on November 30, 2011.

As at February 28, 2010, short-term investments had a weighted-average maturity date of November 30, 2010 and weighted-average interest rate of 0.41%, and were cashable at any time at the discretion of the Company under certain conditions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 61

23.	Commitments and contingencies:

	(a)	License agreement:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

		Minimum
	Rate	royalty
		$

To a Canadian university as of June 1, 2002 (i) (for the term of the patents or until the Company exercised its option)	4%	5,000
To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period) (note 5)	1%	–

(i) The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university, demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In January 2010, the court of appeal ruled in favor of the Company confirming in its ruling the Company’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Company had exercised its option on August 18, 2004 and rejected all royalty claims with the exception of $36,000 plus interest of $11,000, for a total of $47,000.

Following the January 2010 ruling, the Company has decided to present the $311,000 as a commitment and the $47,000 as an accrual.

As at February 28, 2011, the Company is still working on the documentation regarding the exercise of the purchase option.

(b)	Litigation claim:

In August 2009, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of the Company's products, in the United States District Court for the District of Utah, Central division, alleging that the Company failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US$1 million from the Company.

The Company filed a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff contractor.

No provision has been recorded by the Company as at February 28, 2011 for this matter because the outcome and the amount of loss, if any, are not determinable.

(c)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Company has reserved certain rights relating to these projects.

The Company initiated many research and development projects that will be conducted over a 12-month period for a total of $2,149,596. As at February 28, 2011, accruals of $113,598 are included in "Accounts payable and accrued liabilities" in relation to these projects. Payments for the next years are $775,741 in 2012 and $226,282 in 2013.

(d)	Rental agreements:

The Company has entered into long-term operating lease agreements, which call for payments of $490,791 for the rental of premises. Minimum lease payments for the next years are $182,609 in 2012, $171,430 in 2013, and $136,752 in 2014.

62 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

24.	Segment disclosures:

	(a)	Descriptive information on the Company's reportable segments:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segment:

	2011

				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total
	$	$	$	$	$

Revenue from sales and research contracts	16,734,214	28,402	102,629	(179,862)	16,685,383
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(12,997,857)	(733,116)	(170,720)	–	(13,901,693)
Research and development expenses	(811,861)	(1,429,710)	(321,987)	28,402	(2,535,156)
Royalties	–	(132,830)	(18,630)	151,460	–
Amortization	(909,523)	(13,043)	–	–	(922,566)
Stock-based compensation	(587,173)	(105,763)	(26,887)	–	(719,823)
Foreign exchange (loss) gain	(198,274)	2,232	–	–	(196,042)
Loss from sale of property, plant and equipment	(99,337)	–	–	–	(99,337)
Impairment of property, plant and equipment	(139,306)	–	–	–	(139,306)
Interest income	10,246	11,775	360	–	22,381
Financial expenses	(441,551)	(1,402)	–	–	(442,953)
Gain on dilution	1,523,173	–	–	1,241,856	2,765,029

Net income (loss) and comprehensive income (loss)	2,082,751	(2,373,455)	(435,235)	1,241,856	515,917

(Bank overdraft) cash	(459,717)	322,183	98,001	–	(39,533)
Short-term investments	1,005,111	2,507,747	–	–	3,512,858
Total assets	20,216,973	3,316,010	207,975	–	23,740,958

Expenditures for long-lived assets	1,019,892	13,648	–	–	1,033,540

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 63

	2010

				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total
	$	$	$	$	$

Revenue from sales and research contracts	12,634,757	–	58,875	(29,170)	12,664,462
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	(10,674,861)	(400,298)	(81,334)	–	(11,156,493)
Research and development expenses	(1,292,399)	(1,178,375)	(272,745)	–	(2,743,519)
Royalties	–	(29,170)	–	29,170	–
Amortization	(759,254)	(9,065)	–	–	(768,319)
Stock-based compensation	(484,606)	–	–	–	(484,606)
Foreign exchange (loss) gain	(647,716)	11,981	–	–	(635,735)
Interest income	25,474	20,004	–	–	45,478
Financial expenses	(677,942)	(454)	–	–	(678,396)
Gain on dilution	2,140,574	–	–	81,356	2,221,930

Net income (loss) and comprehensive income (loss)	264,027	(1,585,377)	(295,204)	81,356	(1,535,198)

Cash	680,372	412,822	–	–	1,093,194
Short-term investments	1,001,011	–	–	–	1,001,011
Total assets	16,605,943	913,319	46,879	–	17,566,141

Expenditures for long-lived assets	3,640,992	16,141	–	–	3,657,133

(b)	Geographic information:

All of the Company's assets are located in Canada.

The Company's sales are attributed based on the customer's area of residence:

	2011	2010
	$	$

Canada	1,356,623	151,762
United States	7,585,983	7,877,542
Europe	6,169,020	2,790,004
Asia/Oceania	1,462,524	1,786,279

	16,574,150	12,605,587

Sales above exclude revenues from a partnership and collaboration agreement.

(c)	Information about major customers:

During the year ended February 28, 2011, the Company realized sales from the nutraceutical segment amounting to $4,701,256 from two customers individually accounting for more than 10% of consolidated sales ($4,708,867 from two different customers in 2010). Individually, sales to these customers represented 15% and 13.4% of consolidated sales (2010 - 24.5% and 12.8%).

64 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC

25.	Comparative figures:

The comparative figures for 2010 have been reclassified to conform with the financial statement presentation adopted for 2011.

26.	Subsequent events:

	(a)	Clinical research contract:

On March 24, 2011, the Company initiated a clinical research trial that is being conducted over a 24-month period at an estimated cost of $2,400,000.

	(b)	Private placement financing:

On May 3 and May 13, 2011, the Company closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,400,000. A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date. The Company has agreed to use its reasonable best efforts to file and has declared effective by the end of June 2011 a registration statement with the Securities and Exchange Commission to permit the resale of the shares and warrants.

(c)

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”). Following the Conversion, the Company owns 60% of Class A shares, which also reflects its participation and share of the vote.

(d)

On March 21, 2011, the Board of Directors of Acasti amended the incentive stock option plan (the “Plan”) described in note 19 (b). The amendments to the Plan are subject to the approval by the shareholders at their next annual meeting. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.

(e)

On March 21, 2011, the Board of Directors of Acasti approved the submission of a listing application to the TSX Venture Exchange, for the public listing of Acasti's Class A shares. A copy of the Listing Application is available on SEDAR. Acasti's shares began trading on March 31, 2011.

(f)	Rights offering:

On May 6, 2011, Acasti’s Board of Directors authorized, subject to regulatory approval, the issuance of rights to its shareholders to subscribe to additional Class A shares of Acasti. The maximum number of shares to be issued following the rights offering will equal 15% of Acasti’s outstanding shares. If approved, the rights will be exercisable at a minimal price of $0.60 and not less than the discounted market price permitted by the TSX-Venture Exchange (the “Exchange”). Acasti has received the Exchange’s conditional approval, which is also subject to the Autorité des Marchés Financiers’ (AMF) approval. Acasti has filed a request to obtain a prospectus exemption from the AMF. At May 17, 2011, approvals from the AMF for the rights offering and the exemption requested were pending.

Concurrently, the Company’s Board of Directors approved the flow-through of rights received from Acasti directly to its own shareholders. Assuming all rights were exercised, the Company would still remain the controlling shareholder of Acasti.

(g)	Prospectus and declaration of dividend:

On April 19, 2011, the Board of Directors of the Company and NeuroBioPharm approved plans for NeuroBioPharm to prepare to file a non-offering prospectus to become a reporting issuer under Canadian securities regulation and as a result allow the Company to declare a dividend payable with a number of shares of NeuroBioPharm that would represent a minority interest. Neither the filing of the prospectus nor the declaration of dividend has occurred prior to the approval of these consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 65

Corporate information

Board of directors

Dr. Ronald Denis [1, 2, 3]
Chief of Surgery
Sacré-Cœur Hospital, Montréal
Chairman of the Board
President of the Corporate Governance Committee
President of the Compensation Committee

Henri Harland [1]
President and Chief Executive Officer
Neptune Technologies & Bioressources Inc.

Michel Chartrand [1, 2, 3]
Vice President, Retail Partners Solutions (RPS)
McKesson Canada
President of the Audit Committee

Daniel Perry [1, 2, 3]
General Manager
Société du Vivier des Landes

Jean-Claude Debard [1, 2, 3]
President
Hyundai Automobile France

[1] Members of the Corporate Governance Committee
[2] Members of the Audit Committee
[3] Members of the Compensation Committee

Management

Henri Harland
President and Chief Executive Officer

André Godin
Chief Financial Officier

Dr. Fotini Sampalis
Chief Scientific Officer

Investor and shareholder information

Stock exchange listing

TSX – Venture Exchange – Symbol: NTB
NASDAQ – Symbol: NEPT

Investors relations

André Godin
Chief Financial Officer
Neptune Technologies & Bioressources Inc.
a.godin@neptunebiotech.com

Frédéric Harland
Director, Finance
Neptune Technologies & Bioressources Inc.
f.harland@neptunebiotech.com

Financial informations are available under the Web site at:
www.sedar.com
www.sec.gov

Head office

Neptune Technologies & Bioressources Inc.
Suite 200
225, Promenade du Centropolis
Laval, Québec H7T 0B3
Canada

Phone: +1 450-687-2262
Toll free: 1 888-664-9166
Fax: +1 450-687-2272

www.neptunebiotech.com
info@neptunebiotech.com

Plant

Neptune Technologies & Bioressources Inc.
795 Pépin Street
Sherbrooke, Québec J1L 2P8
Canada

Auditors

KPMG LLP
Limited liability partnership
Chartered Accountants
Suite 1500
600 West, de Maisonneuve Blvd
Montréal, Québec H3A 0A3
Canada

Annual metting

Shareholders are invited to attend the Annual and Special Meeting being held on Wednesday, June 22, 2011 at 15:00 p.m. local time at:

Hôtel Le Crystal Montréal
Crescent Room
1100 de la Montagne Street
Montréal, Québec H3G 0A1

Those unable to do so are asked to sign and return the form of proxy that has been mailed to them.

Transfer agent and registrar

For registered shareholders:
To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada and in USA that provide electronic fund-transfer services, etc., please contact

Computershare Trust Company of Canada
1500 University Street, 7th Floor
Montréal, Québec H3A 3S8
Canada

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Canada

Computershare Trust Company NA
350 Indiana Street
Suite 800
Golden Colorado 80401
USA

service@computershare.com

Phone: 1-800-564-6253 / 514-982-7555
Fax: 1-888-453-0330 / 416-263-9394

66 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

Neptune Technologies & Bioressources Inc.

225, Promenade du Centropolis
Suite 200, Laval, Québec H7T 3B3
Canada

www.neptunebiotech.com